Exhibit 99.1

PROVINCE OF MANITOBA

   This description of Province of Manitoba is dated as of November 7th, 2019 and appears as Exhibit 99.1 to the Province’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2019.

This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Province of Manitoba (the Province). The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to the Province’s Annual Report to the U.S. Securities and Exchange Commission (the Commission) on Form 18-K for the fiscal year ended March 31, 2019. Additional information with respect to the Province is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report exhibits and amendments are available at the Commission’s website at http://www.sec.gov. Copies of those documents may also be obtained from Province of Manitoba, Department of Finance, Treasury Division, 350-363 Broadway, Winnipeg, Manitoba Canada, R3C 3N9.

The fiscal year of the Province ends March 31. Fiscal 2019 and 2018-2019 refer to the fiscal year ended March 31, 2019 and, unless otherwise indicated, 2018 means the calendar year ended December 31, 2018. Other fiscal years and calendar years are referred to in a corresponding manner.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars ($ or C$) and all references to dollars are to Canadian dollars. See “Canadian Foreign Exchange” for information regarding the rates of conversion of U.S. dollars into Canadian dollars.

Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document.

PROVINCE OF MANITOBA

Economy

	Year Ended December 31,					Compound Annual Growth Rate
	2014	2015	2016	2017	2018	2014-2018
	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product	$64,237	$65,876	$67,391	$70,506	$72,352	3.0%
Change in Real Gross Domestic Product
Manitoba	2.1%	1.2%	1.6%	2.5%	1.2%
Canada	2.9%	0.7%	1.1%	3.0%	1.9%
Manufacturing Shipments	$17,710	$17,718	$17,652	$18,819	$19,367	2.3
Farm Cash Receipts	5,979	5,829	5,963	6,688	6,612	2.5
Capital Investment	8,633	9,493	8,862	9,140	9,311	1.9
Primary Household Income	41,434	43,470	43,522	45,709	46,890	3.1
Population at July 1 (in 000’s)	1,279	1,292	1,314	1,335	1,353	1.4
Average Unemployment Rate	5.4%	5.6%	6.1%	5.4%	6.0%
Change in Consumer Price Index	1.9%	1.2%	1.3%	1.6%	2.5%
Average Exchange Rate (C$ per US$)	$1.1045	$1.2787	$1.3248	$1.2986	$1.2957

Revenue and Expense of the Government Reporting Entity (1)

	Year Ended March 31,
	2015	2016	2017	2018	2019
	(In millions of dollars)
Total Revenue	$14,801	$14,916	$15,627	$16,152	$16,975
Total Expense	(15,340)	(15,848)	(16,416)	(16,846)	(17,138)

Summary Net Income (Loss)	$(539)	$(932)	$(789)	$(694)	$(163)

(1)	See “Statement of Revenue and Expense of the Government Reporting Entity” on page 32.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,
	2015	2016	2017	2018	2019
	(In millions of dollars, unless otherwise indicated)
Consisting of
Net Direct Funded Borrowings	$33,325	$37,753	$41,741	$44,728	$49,154
Net Guaranteed Borrowings	172	110	91	116	61

	$33,497	$37,864	$41,831	$44,844	$49,215
Issued for
General Government Programs (1)	$16,779	$18,501	$20,270	$20,166	$21,575
Self-Sustaining Purposes	16,705	19,352	21,562	24,678	27,640
Loans Payable to the Government of Canada and Government Business Enterprises (2)	15	10	0	0	0

	$33,499	$37,864	$41,831	$44,844	$49,215
General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	26.1%	28.1%	30.1%	28.6%	29.8%
Self-Sustaining Purposes Borrowings as a Percentage of Nominal Gross Domestic Product	26.0%	29.4%	32.0%	35.0%	38.2%

(1)	Total borrowings issued for General Government Programs includes borrowings for Capital Assets, Teacher’s Retirement Allowance Fund and Civil Service Superannuation Fund.
(2)

Canadian generally accepted accounting principles (GAAP) for the public sector as recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable.

Summary Net Debt

	As of March 31,
	2015	2016	2017	2018	2019
	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$9,797	$10,047	$10,769	$10,075	$11,197

Liabilities:
Borrowings (2)	23,241	25,415	27,397	27,350	29,166
Accounts payable, accrued charges provisions and unearned revenue	4,184	4,184	4,091	4,344	4,116
Pension liability	2,245	2,354	2,557	2,726	2,914

Total Liabilities	29,670	31,953	34,045	34,420	36,196

Summary Net Debt	$19,873	$21,906	$23,276	$24,345	$24,999

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	30.9%	33.3%	34.5%	34.5%	34.6%

(1)	Includes cash, amounts receivable, loans and advances, investments, equity in government business enterprises and other financial assets.
(2)	Excludes borrowings incurred for and repayable by The Manitoba Hydro-Electric Board (Manitoba Hydro).

MAP OF THE PROVINCE OF MANITOBA

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Wind Generating Stations
Major Mining Centres
Major Centres
Nunavut
Churchill
Hudson Bay
Limestone
Long Spruce
Kettle
Keeyask
Laurie River #2
Laurie River #1
Thompson
Kelsey
Wuskwatim
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
Ontario
Saskatchewan
Brandon
Portage la Prairie
WINNIPEG
Steinbach
St. Leon
St. Joseph
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

THE PROVINCE OF MANITOBA

General Information

The Province of Manitoba is located in the centre of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. Manitoba has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by Manitoba. Cultivated land comprises 28,000 square miles in the southern part of Manitoba. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

The estimated population of Manitoba on July 1, 2019 was 1,369,465, an increase of 1.2% over the prior year. The Winnipeg Census Metropolitan Area had an estimated population of 844,300 in 2019, an increase of 1.5% over the prior year. Winnipeg, the capital of Manitoba, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. Winnipeg is also a major air, rail and truck transportation hub by virtue of its geographical position in the centre of the continent.

The second-largest city in Manitoba is Brandon, with an estimated population of 54,196 in 2018 (latest figure available), an increase of 0.4% over the prior year. Brandon, in western Manitoba, is a major supply centre for the agriculture industry, as well as an agriculture-related manufacturing centre.

Constitutional Framework

Canada consists of a federation of Provinces and Territories. A constitutional division of powers between the Federal and Provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the constitution of Canada (the Constitution) was transferred to Canada.

Under the Constitution, the Provinces are assigned jurisdiction over education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. The Legislature of each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over areas not assigned to the Provincial Legislatures, including such matters as aboriginal persons’ civil rights, the Federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defence, foreign affairs, postal services, interprovincial transportation and communications undertakings. The Provinces and the Parliament of Canada have shared jurisdictions over immigration, health care, environment and agriculture.

Various constitutional issues have been under discussion in Canada for a number of years. In 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter into negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism, the rule of law and the protection of minorities.

Provincial Government

The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to cities, municipalities and semi-autonomous bodies such as school boards and regional health authorities.

The executive power in the Province is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General in Council on the advice of the Prime Minister of Canada.

The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor, usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

The Legislative Assembly has 57 members who are elected for a term of four years, subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the last general election of members of the Legislative Assembly, held on September 10, 2019, the Progressive Conservative Party of Manitoba was elected with 36 of 57 seats. Unless it is called earlier, in accordance with The Elections Act (Manitoba) (the Elections Act), the next Provincial election is to take place October 3, 2023.

The following table sets forth the results of the four most recent elections of the Province and the current standing of the Legislative Assembly.

	Number of Members
	2007	2011	2016	2019
Progressive Conservative Party of Manitoba	19	19	40	36
New Democratic Party of Manitoba	36	37	14	18
Manitoba Liberal Party	2	1	3	3

Total	57	57	57	57

ECONOMY

General

The Manitoba economy is among the most diversified in Canada, with 10 different sectors that each contribute more than 5% of real Gross Domestic Product (GDP). Manitoba’s major commercial sectors are: manufacturing, construction, transportation and warehousing, retail trade, finance and insurance, agriculture, and wholesale trade. Major non-commercial sectors include health and social services, public administration, and education. Centrally located in Canada, Manitoba is a major transportation hub, with national and international air and rail cargo linkages and a substantial trucking industry.

Economic growth in Manitoba has been among the most stable in Canada, reflecting some of the Province’s structural characteristics, and resulting in a labour force characterized by low unemployment rates and high labour force participation rates. Manitoba’s interprovincial and international exports are diversified in both composition and destination. Historically and compared to other Provinces, Manitoba has generated a stable profile of annual growth in real GDP, employment, international exports, manufacturing sales, and compensation of employees.

The Manitoba Bureau of Statistics estimated that Manitoba’s real GDP expanded 1.2% in 2018, compared to 2.5% in 2017 and 1.6% in 2016. In contrast, Canada’s real GDP increased by 1.9% in 2018, by 3.0% in 2017, and by 1.1% in 2016.

In 2018, Manitoba’s economic growth was supported by construction, arts and entertainment, manufacturing, professional and scientific services, transportation and warehousing, education, accommodation and food services, public administration, information and culture, health and social services, real estate, rental and leasing, retail trade, and finance, and insurance. Growth was offset by a decline in output in agriculture, other services, wholesale trade, administrative support services, mining, management of companies, and utilities.

The following table sets forth growth rates in 2018 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rates for 2018.

	Manitoba (%)	Canada (%)
Housing Starts	-1.7	-3.1
Retail Sales	2.9	2.9
Manufacturing Sales	2.9	5.4
Nominal Gross Domestic Product	2.6	3.6
Real Gross Domestic Product	1.2	1.9
Capital Investment	1.9	2.5
Foreign Merchandise Exports	12.2	7.4
Farm Cash Receipts	-1.1	0.1
Value of Mining Production	-9.9	1.8
Consumer Price Index	2.5	2.3
Employment	0.6	1.3
Unemployment Rate	6.0	5.8
Population	1.4	1.4

Reflecting year-to-date performance of domestic, national and international economic indicators in 2019, the latest survey from the private sector forecasts indicates that Manitoba’s real GDP is expected to expand by 1.2% in 2019, revised down by 0.5% from the Budget 2019 estimate. Manitoba’s forecast growth ranks sixth highest among Provinces in 2019. Nominal GDP is projected to increase by 2.8%, while consumer price inflation is expected to average 2.2% in 2019.

Statistics Canada’s Annual Capital and Repair Expenditures Survey published in February 2019 indicated that capital investment in Manitoba is expected to decrease by 5.0% to $8.8 billion in 2019, with a public capital investment decrease of 15.2% and a private capital investment increase of 4.5%.

The following table sets forth the 2019 year-to-date growth rates, where available, for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the year-to-date unemployment rates.

	Manitoba (%)	Canada (%)
Housing Starts (September)	-3.5	0.2
Retail Sales (August)	2.0	1.8
Manufacturing Sales (August)	0.1	0.9
Foreign Merchandise Exports (August)	4.5	1.2
Farm Cash Receipts (March)	-1.3	3.1
Consumer Price Index (September)	2.1	1.8
Employment (September)	1.2	2.2
Unemployment Rate (September)	5.3	5.7
Population (July)	1.2	1.4

The following table sets forth selected indicators of economic activity and compound annual growth rates for Manitoba and Canada for the calendar years 2014 through 2018. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth, compounded annually.

SELECTED ECONOMIC INDICATORS

	Year Ended December 31,					Compound Annual Growth Rate 2014-2018
	2014	2015	2016	2017	2018
	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product (1)
Manitoba	$64,237	$65,876	$67,391	$70,506	$72,352	3.0%
Canada	1,994,892	1,990,439	2,028,223	2,141,508	2,219,061	2.7
Real Gross Domestic Product (2)

Manitoba	$62,788	$63,520	$64,511	$66,122	$66,904	1.6
Change	2.1%	1.2%	1.6%	2.5%	1.2%
Canada	$1,923,413	$1,936,683	$1,958,124	$2,016,448	$2,054,328	1.7
Change	2.9%	0.7%	1.1%	3.0%	1.9%
Primary Household Income	$41,434	$43,470	$43,522	$45,709	$46,890	3.1
Primary Household Income Per Capita (in dollars)	32,395	33,640	33,118	34,238	34,646	1.7
Retail Trade	17,975	18,210	18,891	20,362	20,952	3.9
Capital Investment	8,633	9,493	8,862	9,140	9,311	1.9
Housing starts (units)	6,220	5,501	5,319	7,501	7,376	4.4
Change in Consumer Prices Indices

Manitoba	1.9%	1.2%	1.3%	1.6%	2.5%
Canada	2.0%	1.1%	1.4%	1.6%	2.3%
Population (July 1) (persons in 000’s)
Manitoba	1,279	1,292	1,314	1,335	1,353	1.4
Canada	35,437	35,703	36,109	36,543	37,058	1.1
Employment (workers in 000’s)	626.5	636.2	633.6	644.1	647.7	0.8
Unemployment Rate	5.4%	5.6%	6.1%	5.4%	6.0%
Exchange Rate (C$ per US$)	$1.1045	$1.2787	$1.3248	$1.2986	$1.2957

(1)	Expressed at market prices which includes taxes, but excludes subsidies.
(2)	Expressed at market prices in 2012 chained dollars. Chained dollars is a method of adjusting real dollar amounts for inflation over time, so as to allow comparison of figures from different years.

Sources: Statistics Canada, Manitoba Bureau of Statistics, Manitoba Department of Finance and Bank for International Settlements

Economic Structure

The Province has a balanced and diversified economy. In 2018, goods-producing industries accounted for 28.9% of real GDP at basic prices. Manufacturing, the largest goods-producing industry, accounted for 10.4% of real GDP at basic prices, followed by construction for 7.2%, agriculture for 5.3%, mining and oil and gas extraction for 3.1%, and utilities for 3.0%. The commercial service sector accounted for 48.1% of real GDP at basic prices. Transportation and warehousing, the largest commercial service industry, accounted for 6.5% of real GDP, followed by retail trade for 5.5%, finance and insurance for 5.3% and wholesale trade for 5.0%. The non-commercial service sector accounted for 22.8% of real GDP. Health and social services, the largest non-commercial service industry, accounted for 9.1% of real GDP, followed by public administration for 8.0% and education for 5.7%.

The following table sets forth the real gross domestic product by industry at basic prices and the compound annual growth rates for the calendar years 2014 through 2018.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

	Year Ended December 31,					Compound Annual Growth Rate
	2014	2015	2016	2017	2018	2014-2018
	(In millions of 2012 chained dollars)
Goods-Producing Industries
Manufacturing	$6,373	$5,997	$6,062	$6,221	$6,429	0.2%
Construction	4,130	4,335	4,319	4,299	4,473	2.0
Agriculture	2,719	2,955	3,021	3,291	3,266	4.7
Mining and Oil and Gas Extraction	2,209	2,174	2,022	1,964	1,899	-3.7
Utilities	1,870	1,932	1,989	2,012	1,855	-0.2

Total Goods-Producing Industries	17,301	17,394	17,413	17,786	17,922	0.9

Service-Producing Industries
Commercial Services
Owner-Occupied Dwellings (2)	4,972	5,167	5,306	5,460	5,623	3.1
Transportation and Warehousing	3,359	3,606	3,721	3,943	4,053	4.8
Retail Trade	3,117	3,173	3,245	3,434	3,440	2.5
Finance and Insurance	3,030	3,152	3,273	3,315	3,317	2.3
Wholesale Trade	3,302	3,032	3,066	3,158	3,116	-1.4
Real Estate & Rental & Leasing	2,226	2,277	2,319	2,354	2,374	1.6
Professional and Scientific	1,866	1,866	1,957	1,939	2,003	1.8
Information and Culture	1,627	1,672	1,657	1,642	1,660	0.5
Accommodation and Food Services	1,093	1,135	1,179	1,214	1,238	3.2
Administrative and Other Support	993	997	991	988	975	-0.4
Arts And Entertainment	446	443	458	471	488	2.3
Management of Companies and Enterprises	374	411	436	437	408	2.1
Other Services	1,153	1,150	1,148	1,162	1,152	0.0

Total Commercial Services Industries	27,559	28,081	28,754	29,518	29,847	2.0

Non-Commercial Services
Health and Social Services	5,208	5,338	5,431	5,565	5,621	1.9
Public Administration	4,715	4,756	4,808	4,890	4,985	1.4
Education	3,345	3,357	3,435	3,490	3,560	1.6

Total Non-Commercial Services Industries	13,267	13,451	13,674	13,945	14,166	1.7

Total Service-Producing Industries	40,826	41,532	42,429	43,463	44,012	1.9

Gross Domestic Product At Basic Prices (3)	$58,153	$58,955	$59,937	$61,334	$62,034	1.6%

(1)

Expressed at basic prices in chained 2012 dollars, it is the gross value-added of all goods and services produced by the economy, excluding taxes and subsidies. Chained dollars is a method of adjusting real dollar amounts for inflation over time, so as to allow comparison of figures from a different year. Value-added differs from value of production, value of shipment or total sales from an industry.

(2)	Value-added arising from the use of residential real estate invariant to changes in ownership; homeowners are considered landlords renting houses to themselves.
(3)	Total real GDP at basic prices does not equal the sum of real GDP by industry due to the chaining of dollars.

Source: Manitoba Bureau of Statistics

Manufacturing. Manufacturing is the largest industrial sector of the Manitoba economy. Manufacturing is well diversified, producing a wide range of consumer and industrial goods. In 2018, manufacturing accounted for 10.4% of Manitoba’s real GDP and 9.5% of employment.

The largest manufacturing industry is food manufacturing, which produces a broad range of non-durable consumer products such as processed meat and potato products, grain and oilseed products, dairy products and industrial agricultural feed products. The second-largest manufacturing industry is transportation equipment, which comprises aerospace products and parts manufacturing, and motor vehicle body and trailer manufacturing. The aerospace industry is led by three multinational firms: Boeing Canada Technology, StandardAero, and Magellan Aerospace, as well as a number of other established regional and national firms. The motor vehicle body and trailer manufacturing sector specializes in the production of urban and intercity buses, fire trucks, motor homes, recreational vehicles, and trailers. A significant amount of the motor vehicle body manufacturing sector is concentrated in the two large bus manufacturers (Motor Coach Industries and New Flyer Industries), which produce coach and transit buses for the North American market.

Other notable industries within manufacturing include machinery and equipment (agriculture implements); primary metals; chemicals (agricultural chemicals and pharmaceuticals); fabricated metal products (structural steel); wood products (cabinets, millwork and lumber); printing; and electrical equipment (industrial and hydroelectric transformers and electronic components).

Manufacturing in 2018: Manufacturing sales growth slowed in 2018 as national and international demand slowed for some key manufactured products. Although growth was broad based among most manufacturing industries, some major industries including primary metals, machinery and equipment, and electrical products, reported a decline in sales for 2018. Total manufacturing sales from the Province increased by 2.9% to $19.4 billion following a 6.6% increase in 2017. In 2018, Manitoba sales of durable goods decreased by 1.2%, and sales of non-durables increased by 8.0%.

In 2018, Manitoba manufacturing sales increased in six of seven subsectors: fabricated metals (15.9%), transportation equipment (10.0%), food products (7.5%), wood products (7.5%), chemicals (7.0%), and furniture and related products (5.5%). Sales decreased in machinery (3.4%). Employment in Manitoba’s manufacturing industries decreased by 3.4% in 2018.

The following table sets forth the gross value of manufacturing sales and the compound annual growth rates of the principal manufacturing industries in Manitoba for the calendar years 2014 through 2018.

GROSS VALUE OF MANUFACTURING SALES

	Year Ended December 31,					Compound Annual Growth Rate 2014-2018
	2014	2015	2016	2017	2018
	(In millions of dollars)
Non-Durables	$8,106.8	$7,944.8	$7,949.0	$8,431.8	$9,110.0	3.0%
Food Products	4,583.4	4,144.5	4,422.1	4,677.2	5,029.9	2.4
Chemicals	1,252.5	1,405.4	1,318.4	1,375.5	1,471.3	4.1
Other Non-Durables	2,270.9	2,394.9	2,208.5	2,379.1	2,608.8	3.5
Durable goods industries	9,603.4	9,772.8	9,703.3	10,386.9	10,257.5	1.7
Transportation Equipment	2,316.3	2,758.4	2,765.9	3,021.8	3,324.3	9.5
Machinery	2,103.9	1,881.4	1,922.0	2,235.8	2,159.0	0.6
Fabricated Metals	899.2	779.2	769.7	839.0	972.3	2.0
Furniture and Related Products	536.7	602.0	589.6	574.1	605.7	3.1
Wood Products	379.2	356.9	458.3	455.3	489.3	6.6
Other Durables	3,368.2	3,394.9	3,197.8	3,260.9	2,706.8	-5.3

Total	$17,710.2	$17,717.6	$17,652.3	$18,818.7	$19,367.5	2.3%

Source: Statistics Canada, table 16-10-0048.

Manufacturing in 2019: In the first eight months of 2019, the value of manufacturing sales in Manitoba increased 0.1% compared to the same period in 2018. Canadian manufacturing sales increased by 0.9% over the same period. In Manitoba, the principal increases were in fabricated metals (13.2%), transportation equipment (10.1%), printing (5.8%), and wood products (1.9%) while sales declined in chemicals (-0.5%), food products (-1.1%), furniture and related products (-6.1%), and machinery (-7.6%).

According to Statistics Canada, capital investment in the manufacturing sector increased by 49.8% in 2018 and is expected to increase by 4.9% in 2019. Some of the larger projects include the more than doubling of the food-processing capacity of frozen french fries and formed potatoes at Simplot, and construction of the world’s largest pea processing facility by Roquette and the construction of a new pea and canola processing plant by Merit Functional Foods. The new Roquette and Merit Functional Food facilities will be part of the Protein Supercluster, a Government of Canada pan-prairie initiative to accelerate economic growth by creating hubs of global competitive advantage.

Agriculture. Agriculture is an important contributor to the Manitoba economy. Crop and livestock agri-businesses produce a variety of commodities and processed products, and have strong linkages to food manufacturing, transportation and warehousing, retail and wholesale trade, as well as finance, insurance and real estate. In 2018, the primary agriculture sector represented 5.3% of Manitoba’s real GDP, while the food and beverage manufacturing sector represented 2.3% of Manitoba’s real GDP. The sales of crops, livestock and processed food products represented 38.6% of total foreign merchandise exports. Manitoba’s 2018 marketed farm cash receipts were divided between 65.2% from crops and 34.8% from livestock.

Agriculture in 2018: Crop production conditions in 2018 were generally favorable across much of the Province. Total seeded area was up 0.2% from 2017, setting a new record at 9.7 million acres. Given the weather conditions, Manitoba crop farmers produced the second largest harvest on record. Production was 2.4% smaller than the record harvest set in 2017. For the second year in a row, yields for many of Manitoba’s important crops were at record or near-record levels and quality was high due near ideal conditions during the harvest. Crop production increased for peas (30.6%), barley (14.5%), wheat (6.7%) and canola (5.4%) while production of grain corn (-5.5%), oats (-13.6%), sunflower seeds (-15.5), soybeans (-22.9%), flaxseed (-45.3%), and rye (-47.0%) was down.

Farm cash receipts in 2018 declined by $76 million to $6.6 billion, a 1.1% decrease from the record $6.7 billion established in 2017. Total cash receipts from crops were down 2.0%. Grain corn receipts were up 10.4% to $159.9 million and wheat receipts were up 9.4% to $1.2 billion. However, oilseed receipts declined 8.8% to $2.1 billion, driven lower by soybean receipts down 17.2% to $720.5 million and a 2.5% decline in canola receipts to $1.3 billion.

Both the cattle and hog sectors continue to face a number of challenges due to trade issues, animal health issues and the increasing cost of production. In 2018, hog marketings decreased by 2.4% to 7.7 million pigs, which was driven by decreased production partially due to the Porcine Epidemic Diarrhea (PED) virus. Total cattle and calf inventories decreased by 2.8% in 2018 to 1,030,000 head as producers culled the herd as dry conditions led to poor pastures and lack of affordable feed. With a combination of production and market conditions, total farm cash receipts from livestock production increased by 0.3% in 2018. Cash receipts from hog production, which account for 44.4% of livestock receipts, decreased by 7.8% while receipts from cattle and calf production increased by 9.1%, partially offsetting the decline in hog receipts.

Receipts from supply-managed commodities were $578.3 million in 2018, up 6.9% compared to 2017. Supply-managed commodities make up 8.7% of total farm cash receipts, with dairy product sales contributing $300.3 million, up 7.3%, while poultry and eggs contributed $278.0 million, up 6.5%.

Canadian agriculture benefits from a number of support programs designed to stabilize farm incomes by mitigating production and market risks. Payments under these programs are reflected as direct payments. Given decreased crop insurance payments and increased hail insurance claims, direct payments increased by $1.5 million (or 0.8%) in 2018, following a $43.7 million (or 19.7%) decrease in 2017, due to a large decline in hail insurance claims.

The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2014 through 2018.

FARM CASH RECEIPTS

	Year Ended December 31,					Compound Annual Growth Rate
	2014	2015	2016	2017	2018	2014-2018
	(In millions of dollars)
Crops
Oilseeds	$1,479.5	$1,543.5	$1,922.9	$2,274.3	$2,074.0	8.8%
Wheat	906.8	913.9	866.8	1,054.0	1,153.3	6.2
Specialty and Forage	290.3	268.2	293.3	326.1	330.6	3.3
Vegetables	271.7	250.3	295.1	327.1	306.1	3.0
Other Grains	193.5	202.4	211.1	209.6	202.0	1.1
Other (1)	134.0	22.5	32.8	85.7	126.9	-1.4

Total Crops	3,275.8	3,200.9	3,622.0	4,276.9	4,192.9	6.4

Livestock
Hogs	1,206.7	1,018.7	990.3	1,078.8	994.6	-4.7
Cattle and Calves	692.0	713.5	552.3	541.9	591.0	-3.9
Dairy	255.8	258.8	252.2	279.7	300.3	4.1
Poultry and Eggs	240.3	254.6	259.3	261.1	278.0	3.7
Other livestock	77.8	77.8	65.3	71.5	75.8	-0.6

Total Livestock	2,472.5	2,323.4	2,119.5	2,233.0	2,239.6	-2.4

Direct Payments	231.2	304.5	221.8	178.1	179.6	-6.1

Total Cash Receipts	$5,979.5	$5,828.8	$5,963.3	$6,688.1	$6,612.1	2.5%

Net Cash Income (2)	$1,396.6	$1,122.5	$1,204.7	$1,795.8	$1,462.7	1.2%

(1)	Includes other crops and, as a negative amount, deferred payments on all crops.
(2)	Represents farm cash receipts less operating expenses.

Source: Statistics Canada, table 32-10-0045.

Agriculture in 2019: In early 2019, the Chinese government made several announcements of curtailments of imports of Canadian canola seed, which has affected the crops farmers seeded, though pre-ordering of seeds limited farmers’ ability to respond in the current year. Despite the decrease, canola acreage in Manitoba was the third largest on record. Partly due to crop rotation and concerns about exports to China, farmers seeded 22% less soybeans in 2019. The 2019 crop-planting season started later than usual due to cooler conditions, but there was adequate soil moisture levels for seeding in most areas. The growing season was extremely dry until the mid-July rains that rejuvenated crops, especially in the south, west and central regions. The northern and eastern regions remained dry. The overall season was shorter and cooler than normal, which tended to favour canola, wheat, barley and oats. Manitoba experienced a record level of rainfall in September: total accumulation was four times the average for that month. This interrupted and delayed harvest operations and caused some quality reductions in some of the unharvested crop.

As of the middle of October, 75% of Manitoba’s crops were harvested, slightly behind the 85% average at this time for the last 3 years. Early harvest results are showing solid yields and good quality for canola, wheat, barley, oats and dry peas. Preliminary estimates from Statistics Canada indicate increased production for flaxseed (126.9%), rye (75.7%), peas (45.8%), grain corn (21.9%), oats (9.1%), barley (4.7%) and wheat (2.8%) while canola (-1.9%) and soybean (-22.4%) production is projected to decrease.

Manitoba’s hog inventory of 3.4 million head as of July 1, 2019 was almost unchanged from the same time in 2018, and very similar to the record level set in July 2017. Dry conditions and lack of feed supplies for cattle continued to result in strong cattle marketing. Cattle numbers on July 1, 2019 were 1,008,000, 3.6% lower than the year before. In the first quarter of 2019, dairy receipts were up 12.5%, a response to growing demand from the Province’s dairy processing sector. Poultry and egg receipts were up 7.1%, compared to the same period last year.

Total farm cash receipts were down 1.3% in the first quarter of 2019, compared to the first quarter of 2018. Receipts from crop production were down 5.4% in the first quarter of 2019. Livestock receipts were up 2.8% in the first quarter of 2019 compared to the first quarter of 2018.

Mining and oil and gas extraction (mineral and petroleum): The mineral and petroleum industries make up the second largest primary resource sector of Manitoba’s economy. The principal metallic minerals produced in Manitoba are nickel, copper, zinc and gold. Other metals produced include silver, platinum, cobalt, selenium, cesium and tellurium. Industrial mineral production consists principally of sand and gravel, stone, peat moss and lime, as well as granite, gypsum and limestone. Manitoba produces a light sour blend of crude oil that is exported via pipeline and by rail to refiners in Eastern Canada, and the Northeast and North-Central areas of the U.S.

In 2018, the industry accounted for 3.1% of Manitoba’s GDP and 2.8% of total international merchandise exports, and directly employed 5,700 workers. Manitoba produced 37.7% of Canadian zinc production in 2018, 10.1% of its nickel production, 6.3% of its copper production, 2.1% of gold production and 100% of its cesium production.

The Province has three producing mines. With the expansion of the petroleum industry in the province, diversity in Manitoba’s mineral and petroleum sector has broadened. In 2018, metallic minerals accounted for 48.9%, petroleum for 40.5%, and industrial minerals for 10.7%. Within the total value of production of metallic minerals, nickel accounted for 24.4%, copper 22.9%, zinc 30.9%, gold 16.2%, silver 2.3% and other metals 3.4%.

Minerals and petroleum in 2018: Most commodity prices increased in the first half of 2018, but, reflecting economic and trade uncertainties, global growth prospects began to weaken in the second half of the year. Overall, 2018 saw a modest increase in the value of production from Manitoba’s mineral and petroleum industry. Capital spending on exploration activity rose by 10.7% to $45.5 million in 2018.

In 2018, the value of mineral and petroleum production increased by 0.02% to $2.526 billion. Petroleum sales increased by 17.9% as a result of higher prices, while metallic mineral sales declined by 9.9%. Industrial mineral sales decreased by 6.7% in 2018. Within the metallic mineral industry, the value of zinc, gold, copper, and nickel sales decreased by 17.8%, 4.0%, 5.9%, and 8.1%, respectively.

The following table sets forth the gross value of mining production and the compound annual growth rates for the calendar years 2014 through 2018.

GROSS VALUE OF MINING PRODUCTION

	Year Ended December 31,					Compound Annual Growth Rate
	2014	2015	2016	2017	2018	2014-2018
	(In millions of dollars)
Metals
Zinc	$182.1	$203.1	$286.0	$463.4	$381.0	20.3%
Copper	290.9	280.6	272.3	299.9	282.1	-0.8
Nickel	497.2	376.8	317.8	327.7	301.3	-11.8
Gold	168.6	154.7	177.7	207.9	199.5	4.3
Other Metals	52.8	51.8	59.4	70.6	70.5	7.5

Total Metals	1191.6	1067.0	1113.2	1,369.5	1,234.4	0.9
Petroleum	1,669.1	891.0	750.0	867.0	1,022.0	-11.5
Industrial Mining	236.8	280.5	304.3	289.1	269.8	3.3

Total	$3,097.4	$2,238.5	$2,167.5	$2,525.6	$2,526.2	-5.0%

Sources: Natural Resources Canada and Manitoba Growth, Enterprise and Trade.

Minerals and petroleum in 2019: Commodity prices have generally continued to decline in 2019, reflecting slower growth in global demand and increasing international trade concerns related to tariffs. Increases in the value of the U.S. dollar are also negatively impacting demand for the many commodities priced in U.S. dollars. These factors, coupled with reasons specific to Manitoba, have led to a decline in the volume of production of several base metals. In the first seven months of 2019, the volume of silver, copper, nickel, and gold declined by 17.8%, 34.8%, 19.7% and 20.6%, respectively, compared to the same period last year. Zinc production increased by 10.1%.

As a result of market conditions, depletion of reserves, and environmental regulations only three major mines are currently in operation in Manitoba: Lalor Mine, 777 Mine, and Thompson Mine (T1, T3, and 1-D). In October 2017, Vale Canada Ltd. placed the Birchtree Mine in Thompson, Manitoba under care and maintenance, resulting in a 6,000 tonne a year reduction in nickel production, and in July 2018, Vale Canada Ltd. shut down its smelting and refining operations in Thompson. Vale Canada’s existing operations in Thompson (T1, T3, and 1-D) transitioned to mining and milling in 2018. In December 2018, Vale Canada employed 870 workers, down from 1,300 workers in December 2017.

In July 2018, Hudbay’s Reed Mine, located between Flin Flon and Snow Lake, permanently closed. Hudbay’s active operations in Northern Manitoba now consist of the 777, Lalor, and Britannia mines, along with processing facilities in Flin Flon. The 777 mine in Flin Flon is anticipated to shut down in the second quarter of 2022. In addition, the mill and tailing facilities in Flin Flon will be placed on care and maintenance after mining operations end. Lalor Mine is anticipated to continue until 2028.

Klondex Mines Ltd. placed its Rice Lake mine under care and maintenance in March 2018 due to lower than expected gold production. A number of other potential projects are under development. Alamos Gold has completed its feasibility study of the Lynn Lake Project. According to the study, the mine is expected to produce, on average, 170,000 ounces of gold in the first six years and a further 143,000 ounces in the next 4 years. In November 2017, Minnova Corporation announced a positive feasibility study on the PL Mine (formerly Puffy Lake Mine). The study estimates proven and provable mineral reserves of 259,000 ounces of gold and a minimum five-year mining life. The company is conducting various technical programs in support of the PL Gold Mine re-start.

In May 2019, the Manitoba government approved Canadian Premium Sand’s environmental license application to mine a frac sand mining project in the Wanipigow region. The company estimates 30.6 million tonnes proven and provable high-quality silica exists in the mine. According to a Statistics Canada survey, mineral exploration expenditures will increase by 1.1% in 2019 to $46.0 million.

Services. Manitoba’s central location in North America has been an important element in developing a diverse services-producing sector. Manitoba’s location provides direct access to markets in Ontario, the Western Provinces and the Northern Territories. To the south, the mid-continental trade corridor provides markets and development opportunities for Manitoba with the U.S. and Mexico. The Port of Churchill (the Port) on the Hudson Bay in Churchill, Manitoba provides seasonal shipping access to the Atlantic Ocean. The Port and its rail line were purchased by Arctic and Gateway Group in 2018. In September 2019, the Port and its rail line reopened and made its first shipment of grains since 2015.

Manitoba’s service sector is diversified and comprises a wide range of medium sized enterprises, including transportation and warehousing (6.5%), retail trade (5.5%), finance and insurance (5.3%), wholesale trade (5.0%), real estate, rental and leasing (3.8%), professional services (3.2%), information and culture (2.7%), and accommodation and food services (2.0%). Service-producing industries have expanded to account in 2018 for approximately 71% of total GDP in Manitoba. From 2014 through 2018, commercial service industries accounted for 47.4% of total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 29.2% of total employment.

Manitoba’s central geographical location in North America allows for effective trade, communication and commerce with all North American time zones. The location has helped Winnipeg develop a far-reaching air, rail and truck transportation network. This network is complemented by the Winnipeg James Armstrong Richardson International Airport, one of only a few 24-hour unrestricted air cargo terminals in Canada. Winnipeg is home to one of the largest trucking centres in North America, and two of Canada’s ten largest trucking firms are headquartered in Manitoba. Winnipeg is also a major rail operations hub for both of Canada’s national railways, offering intermodal marshalling yards. Three rail links to the U.S. facilitate shipments throughout North America. This advantage in transportation has built a relatively large transportation and warehousing industry in Manitoba that accounts for 6.5% of total economic activity and is the largest commercial service industry in the Province.

Also supporting the service sector is CentrePort Canada. CentrePort Canada is North America’s largest tri-modal inland port and a Foreign Trade Zone strategically located at the hub of international trading corridors connecting to major markets across the globe. On a designated 20,000 acres site, CentrePort Canada offers greenfield investment opportunities for a wide variety of business operations including distribution, warehousing and manufacturing. Since CentrePort Canada started in 2008, approximately 70 new companies in various stages of development are now on the site. Notable companies include: FedEx Freight, Boeing Canada, Magellan Aerospace, MacDon, GE Aviation, Paterson GlobalFoods, Bison Transport, Canada Cartage and North West Company. Recent additions include Groupe Touchette, Medline Industries and Merit Functional Foods Corporation. CentrePort recently announced plans to build a new 665-acre Rail Park. The Rail Park will combine industrial space with logistics infrastructure and services to attract rail intensive companies.

Finance and insurance services are an important component of Winnipeg’s economy. Winnipeg is the headquarters of IG Wealth Management, one of Canada’s largest mutual fund companies, The Great-West Life Assurance Company, one of Canada’s largest life insurance companies and Wawanesa Insurance, one of the largest property and casualty insurers in Canada. Winnipeg is the centre of Canada’s grain trade, with Canadian head offices of seven major grain companies. The finance and insurance service industries account for 5.3% of Manitoba’s real GDP.

Manitoba also serves as a regional wholesale centre for retailers and primary producers distributing agricultural products, machinery and equipment, retail goods and energy-related products. Retail trade and wholesale industries contribute 5.5% and 5.0% respectively to the Province’s real GDP.

Manitoba has a well-developed tourism industry. Home to the Canadian Museum of Human Rights, a National Hockey League franchise (Winnipeg Jets) and a large convention centre, the Province attracts significant national and international convention activity, and Winnipeg serves as a regional entertainment centre for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba also offers excellent opportunities for outdoor recreational activities and has many public and private tourism facilities.

Total Exports and Imports

In 2018, total exports of Manitoba goods and services to foreign markets and other Provinces increased 3.7% to $38.21 billion. Total imports increased 3.3% to $44.55 billion. The trade deficit was $6.34 billion. Total exports were equal to 52.8% of nominal GDP, while total imports were equal to 61.6% of nominal GDP.

The following table sets forth categories of selected trade indicators for the calendar years 2014 through 2018.

SELECTED TRADE INDICATORS

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(In millions of dollars, unless otherwise indicated)
Exports of Goods and Services
International	$16,191	$16,074	$16,382	$16,873	$17,611
Interprovincial	18,040	17,844	18,542	19,964	20,600

Total Exports of Goods and Services	34,231	33,918	34,924	36,837	38,211

Ratio of Total Exports to Nominal Gross Domestic Product	53.3%	51.5%	51.8%	52.2%	52.8%
Imports of Goods and Services
International	$18,522	$19,644	$19,664	$20,845	$21,550
Interprovincial	21,127	20,267	21,088	22,285	22,998

Total Imports of Goods and Services	39,649	39,911	40,752	43,130	44,548
Ratio of Total Imports to Nominal Gross Domestic Product	61.7%	60.6%	60.5%	61.2%	61.6%

Trade Balance	$(5,418)	$(5,993)	$(5,827)	$(6,294)	$(6,337)

Sources:	Statistics Canada and Manitoba Bureau of Statistics

Manitoba’s total exports and imports of goods and services are almost evenly distributed between interprovincial and international markets. In 2018, 46.1% of total export sales were destined for international markets and 53.9% were destined for interprovincial markets. In 2018, 51.6% of total import sales were from interprovincial markets and 48.4% were from international markets.

Manitoba exports more goods to international markets compared to services. Exports of goods and services for interprovincial markets are more evenly distributed. In 2018, goods exports accounted for 87.3% of all international exports (87.7% in 2017), while services accounted for 12.7% in 2018 (12.3% in 2017). Goods exports accounted for 50.2% of all interprovincial exports in 2018 (51.1% in 2017), while services accounted for 49.8% in 2018 (48.9% in 2017).

Manitoba imports more goods from international markets compared to services. Manitoba imports more services from interprovincial markets compared to goods. In 2018, goods imports accounted for 85.3% of all international imports (85.3% in 2017), while services accounted for 14.7% in 2018 (14.7% in 2017). Goods imports accounted for 47.0% of all interprovincial imports in 2018 (45.9% in 2017), while services accounted for 53.0% in 2018 (54.1% in 2017).

Given the almost even distribution of exports to interprovincial and international markets, international trade and international trade agreements play an important role in economic activity in the Province. Some of the recent international trade agreements are expected to benefit Manitoba. The Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) was ratified by Canada and came into force on December 30, 2018. Manitoba’s export focused agriculture sectors are benefiting from the implementation of the CPTPP. The CPTPP eliminates tariffs on almost all of Manitoba’s key exports and provides access to new opportunities in the Asia-Pacific region. Manitoba’s agri-food and mineral resource sectors in particular are experiencing significant reductions in tariffs in high value markets, especially Japan.

Canada and the European Union (EU) have entered into the Canada/European Union Comprehensive Economic and Trade Agreement (CETA). On September 21, 2017, CETA provisionally came into force. Provisional application means over 90% of the agreement is in force, including all tariff reductions, provisions on non-tariff barriers, government procurement obligations at the EU and member state levels, and temporary entry commitments. Full implementation will take effect after the ratification by the national parliaments of Member states. Under CETA, 98% of tariff lines are duty free and 99% of tariff lines will be duty free within 7 years. Prior to CETA, only 25% of EU tariff lines were duty free. Manitoba’s services sector will also have preferential access to the EU services market and Manitoba companies will gain access to the EU government procurement market.

On September 30, 2018, the United States, Mexico and Canada announced the completion of negotiations toward a new United States-Mexico-Canada Agreement (USMCA). The new agreement largely preserves the benefits of free and secure access for Manitoba exports enjoyed under the NAFTA and modernizes it in many areas. Ratification by Canada and the United States is still pending.

Foreign Merchandise Exports

Foreign Exports in 2018: Foreign merchandise exports from Manitoba amounted to $15.5 billion in 2018. Manufactured products accounted for 67.7% of total foreign merchandise exports, while agriculture commodities accounted for 21.5%. Mining commodities accounted for 2.8% and electricity sales accounted for 2.3% of total foreign merchandise exports. Of total foreign merchandise exports for 2018, 70.6% were to the U.S., 18.4% to Asia, 3.6% to Europe and 2.7% to Mexico.

From 2014 to 2018, total foreign merchandise exports increased by 15.1% (representing a compound annual growth rate of 3.6%). Exports to the U.S. increased by 20.3% (representing a compound annual growth rate of 4.7%) and exports to all other countries increased by 4.4% (representing a compound annual growth rate of 1.1%).

In 2018, total foreign merchandise exports from Manitoba increased by 12.2%, with exports to U.S. markets increasing by 2.5% and exports to non-U.S. markets decreasing by 6.6%.

The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2014 through 2018.

FOREIGN EXPORTS BY COMMODITY (1)

	Year Ended December 31,					Compound Annual Growth Rate
	2014	2015	2016	2017	2018	2014-2018
	(In millions of dollars)
Manufacturing
Food	$2,152.7	$2,141.9	$2,439.8	$2,693.5	$2,646.5	5.3%
Chemicals	719.7	1,288.3	1,242.3	926.6	1,849.2	26.6
Transportation Equipment	1,265.7	1,578.9	1,657.0	1,683.3	1,784.7	9.0
Machinery	1,252.7	1,073.1	978.9	1,007.8	1,188.6	-1.3
Primary Metals	1,040.7	1,052.7	788.0	734.0	761.6	-7.5
Plastics and Rubber	319.7	419.8	426.1	450.0	482.6	10.8
Paper and Allied	238.6	245.0	198.0	225.4	269.6	3.1
Wood Products	138.1	131.7	231.7	218.6	254.7	16.5
Fabricated Metal	182.9	198.4	214.1	247.1	252.3	8.4
Furniture and Fixtures	134.1	175.5	172.8	175.8	197.8	10.2
Electrical Equipment	162.4	178.9	179.8	184.7	191.8	4.3
Computers and Electronics	152.0	165.9	178.8	158.4	188.1	5.5
Printing and Publishing	95.2	108.3	111.8	123.3	117.9	5.5
Clothing	18.0	26.7	28.6	42.9	109.2	57.0
Other	188.9	142.0	166.9	164.4	192.5	0.5

Total Manufacturing	8,061.2	8,927.2	9,014.6	9,035.8	10,487.2	6.8

Agriculture
Oilseeds	1,252.9	1,105.2	1,259.4	1,424.9	1,291.3	0.8
Wheat	1,118.0	974.5	850.0	971.0	1,155.5	0.8
Other Grains	190.2	186.9	177.3	172.7	224.1	4.2
Hogs	286.6	244.3	229.3	241.6	218.0	-6.6
Vegetables	182.1	134.1	164.8	216.7	185.4	0.5
Cattle	259.1	196.4	157.0	89.1	136.8	-14.8
Other Agriculture	119.6	130.8	121.2	114.9	113.0	-1.4

Total Agriculture	3,408.5	2,972.3	2,959.2	3,230.8	3,324.1	-0.6

Mining and Oil and Gas Extraction	1,157.9	870.4	370.2	347.4	431.4	-21.9
Electricity	328.7	370.1	387.0	419.9	363.1	2.5
Other	494.2	611.6	719.6	765.3	881.6	15.6

Total	$13,450.5	$13,751.5	$13,450.6	$13,799.3	$15,487.4	3.6%

(1)	Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of Provincial foreign exports.

Source: Statistics Canada.

Foreign Exports in 2019: Total foreign exports for the first eight months of 2019 were up 4.5% compared to the first eight months of 2018. This compares to a 1.2% increase in foreign exports for Canada. Over the same period, Manitoba exports to the U.S. have increased by 10.3% and Manitoba exports to other countries have decreased by 9.8%.

Capital Investment

The annual Capital and Repair Expenditures Survey (CAPEX) collects data on capital and repair expenditures in Canada. In 2018, capital investment in Manitoba increased 1.9%, the fourth largest increase nationally but below Canada’s 2.5% increase. The largest percentage increases in capital investment occurred in finance and insurance; manufacturing; transportation and warehousing; mining and oil and gas extraction; arts, entertainment and recreation; retail trade; accommodation and food services. Decreases in capital investment occurred in public administration; real estate and leasing; construction; utilities; health care and social services; agriculture; and other capital. In 2018, private investment increased by 10.1%, the largest increase nationally, while public investment decreased by 5.7%.

The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2014 through 2018.

CAPITAL INVESTMENT

	Year Ended December 31,					Compound Annual Growth Rate
	2014	2015	2016	2017	2018	2014-2018
	(In millions of dollars)
Utilities	$1,989.2	$2,473.8	$3,105.0	$3,150.7	$2,788.3	8.8%
Transportation and warehousing	1,243.5	1,266.5	1,077.5	946.5	1,202.1	-0.8
Public administration	963.1	1,397.7	951.3	976.3	946.2	-0.4
Manufacturing	470.5	528.2	508.8	570.0	853.6	16.1
Mining and Oil and Gas Extraction	1,029.9	771.0	407.7	503.8	616.2	-12.1
Agriculture	589.6	589.6	508.2	679.6	549.0	-1.8
Real Estate and Leasing	261.6	334.9	425.8	408.5	393.6	10.8
Retail Trade	229.9	255.3	226.2	250.5	271.7	4.3
Construction	234.1	188.5	167.8	210.8	193.9	-4.6
Arts, Entertainment and Recreation	171.9	99.0	141.5	152.7	167.2	-0.7
Health care and social assistance	215.2	267.3	111.3	170.4	141.5	-10.0
Accommodation and Food Services	210.3	159.7	130.0	100.3	107.7	-15.4
Finance and Insurance	77.5	66.6	54.2	49.2	97.2	5.8
Other	6,643.9	7,018.8	5,756.9	5,989.0	6,522.4	-0.5

Total	$8,633.1	$9,492.6	$8,861.9	$9,139.7	$9,310.7	1.9

Private	5,537.0	4,892.2	4,154.3	4,384.5	4,826.7	-3.4
Public	3,096.0	4,600.4	4,707.6	4,755.1	4,484.1	9.7

Source: Statistics Canada, tables 34-10-0035 and 34-10-0038.

Statistics Canada’s Annual Capital and Repair Expenditures Survey, published in February 2019, indicated that capital investment in Manitoba was expected to decrease by 5.0% in 2019. Private capital investment was expected to increase by 4.5% and public investment to decrease by 15.2%. The largest increases were expected to occur in mining and oil and gas extraction; accommodation and food services; other capital; finance and insurance; transportation and warehousing; retail trade; public administration; manufacturing; and construction. The largest decreases were expected to occur in agriculture; arts, entertainment and recreation; health care and social services; real estate and leasing; and utilities.

Labour Force

Labour Markets in 2018: In 2018, employment increased 0.6% compared to 2017, with growth occurring in: other services; business, building and other support services; transportation and warehousing; agriculture; public administration; health care and social assistance; professional, scientific and technical services; educational services; and accommodation and food services. Declines were recorded in: information, culture and recreation; construction; wholesale and retail trade; manufacturing; finance, insurance, real estate and leasing; forestry, fishing, mining, quarrying, oil and gas; and utilities. In 2018, the average unemployment rate in Manitoba was 6.0%, up from 5.4% in 2017, the fourth lowest of any Province in Canada but above Canada’s rate of 5.8%.

The following table sets forth selected labour force statistics for Manitoba and Canada for the calendar years 2014 through 2018.

LABOUR FORCE

	Annual Averages
	2014	2015	2016	2017	2018
Labour Force (in 000’s)	662.1	674.1	674.9	680.9	688.8
Employment (in 000’s)	626.5	636.2	633.6	644.1	647.7
Participation Rate (Manitoba) (%)	67.8	68.3	67.6	67.2	67.2
Participation Rate (Canada) (%)	66.0	65.8	65.7	65.8	65.4
Unemployment Rate (Manitoba) (%)	5.4	5.6	6.1	5.4	6.0
Unemployment Rate (Canada) (%)	6.9	6.9	7.0	6.3	5.8

Source: Statistics Canada, table 14-10-0018.

Labour Markets in 2019: In the first nine months of 2019, seasonally adjusted employment in Manitoba increased 1.2% compared to the same period for 2018, averaging 653,800 jobs. Employment increases were recorded in other services; business building and other support services; transportation and warehousing; construction; public administration; manufacturing; professional, scientific and other technical services; and educational services. Declines were recorded in health care and social assistance; wholesale and retail trade; accommodation and food services; agriculture; information, culture and recreation; finance, insurance, real estate and leasing; other services; utilities; and forestry, fishing, mining, quarrying, oil and gas.

In the first nine months of 2019, the seasonally adjusted unemployment rate in Manitoba averaged 5.3%, down from 6.0% in the same period in 2018. In the first nine months of 2019, the seasonally adjusted unemployment rate in Canada averaged 5.7%. Manitoba’s seasonally adjusted labour force participation rate over the first nine months of 2019 averaged 66.7%, down from 67.2% in the same period in 2018. The seasonally adjusted labour force participation rate in Canada averaged 65.7% over the first nine months of 2019.

Energy

Refined petroleum and natural gas provided 43% and 29%, respectively, of the Province’s total energy needs in 2017, while 27% was provided by hydro-electric energy generated in the Province. For more information on hydro-electric energy generated in the Province, see “The Manitoba Hydro-Electric Board.”

GOVERNMENT FINANCES

Under the Canadian Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

Under the statutes of the Province, all public money is paid to the credit of the Minister of Finance and deposited into one Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, the Lieutenant Governor in Council may, when the Legislative Assembly is not in session, authorize expenditures that are urgently and immediately required for the public good through the issuance of special warrants.

The accounts and financial statements of the Province are examined by the Auditor General, who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

The Summary Financial Statements are required to be prepared in accordance with Canadian public sector accounting standards.

The Summary Financial Statements reflect the financial results of the Government Reporting Entity (GRE), which consists of various government components, Government Organizations (GOs), Government Business Enterprises (GBEs) and Government Business Partnerships (GBPs).

To be considered a part of the GRE, an organization must be controlled by the Government or under shared control of the Government. Control, as defined by the Public Sector Accounting Board (PSAB), is the power to govern the financial and operating policies of another organization with expected benefits or the risk of loss to the Government from the other organization’s activities.

GOs, with the exception of GBEs and GBPs, are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the GRE. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax. Where the fiscal year-end dates of Crown organizations are not the same as that of the GRE and their transactions significantly affect the financial statements, their financial results are updated to March 31.

GBEs are entities whose principal activities are carrying on businesses, including Manitoba Hydro, Deposit Guarantee Corporation of Manitoba, Manitoba Public Insurance Corporation, and Manitoba Liquor and Lotteries Corporation.

GBEs maintain their accounts in accordance with IFRS. They derive the majority of their revenues from sources outside the GRE and are reported in the Summary Financial Statements using the modified equity method of accounting. Under this method of accounting, the original investment of the Province in GBEs is initially recorded at cost and adjusted annually to include the net income or losses and other net equity changes of these enterprises, without adjusting their accounting policies to a basis consistent with that of the GRE. Inter-entity accounts and transactions among GBEs are not eliminated. Supplementary financial information describing the financial position and results of operations of these enterprises is presented in Table II of Supplementary Information.

The characteristics of a GBP are similar to a GBE except the organization is a partnership under shared control, rather than a government organization under the control of the Province. GBPs are accounted for in the Summary Financial Statements using the modified equity method. The Province accrues its share of the GBP’s net income or losses, and other net equity changes, without adjusting the GBP’s accounting policies to a basis consistent with that of the GRE.

The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Core Government (which records the operations of government departments and programs), the TrustFund (which records the trust administration function) and other special funds of the Province, such as the Rainy Day Fund, previously known as Fiscal Stabilization Account. The Rainy Day Fund serves to assist in stabilizing the fiscal position by supporting core government operations in a fiscal year or to repay debt. This Fund is also available for special initiatives. Transfers to and from the Rainy Day Fund are directed by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2019, the Rainy Day Fund had $571.5 million in liquid assets (2018 — $164.5 million).

The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific accounting policies:

a)

Government Transfers — Transfer payments from the Government of Canada include all accruals determined for current year entitlements that have been authorized by March 31, for which any eligibility criteria have been met and that can be reasonably estimated.

b)

Taxes — Revenues from individual and corporation income tax are accrued in the year earned based upon estimates made by the Government of Canada using statistical models. These revenues are recorded at estimated amounts after considering adjustments for tax concessions and other adjustments from the Government of Canada. Transfers made through the tax system are recognized as expenses.

Revenues from other taxes are accrued in the year earned and are recorded net of tax concessions and other adjustments. Transfers made through the tax system are recognized as expenses.

c)	Other Revenue — All other revenues are recorded on an accrual basis except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable.

d)	Expenses — All expenses incurred for goods and services received are recorded on an accrual basis.

Expenses include provisional amounts recorded in anticipation of costs, which are quantifiable and have been identified as obligations.

Government Transfers — Government transfers are recognized as expenses in the period in which the transfer is authorized, any eligibility criteria are met, and the amounts can be reasonably estimated.

The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities, which carry out certain responsibilities delegated by the Province, except that Provincial assistance provided to those entities is included in the accounts of the Province as an expense.

STATEMENT OF REVENUE AND EXPENSE

OF THE GOVERNMENT REPORTING ENTITY

	Year Ended March 31,
	2015	2016	2017	2018	2019
	(In millions of dollars)
Revenue
Income taxes:
Corporation income tax	$562	$516	$459	$561	$606
Individual income tax	3,117	3,261	3,499	3,424	3,628
Other taxes:
Retail sales tax	2,205	2,269	2,301	2,444	2,472
Fuel taxes	334	332	336	344	347
Levy for health and education	321	333	343	356	376
Education property tax	663	711	793	827	847
Other taxes	579	605	623	617	643
Fees and other revenue	2,163	2,226	2,329	2,364	2,318
Federal transfers:
Equalization	1,750	1,738	1,736	1,821	2,037
Canada Health and Canada Social Transfers	1,621	1,697	1,798	1,866	1,931
Shared cost and other	438	385	594	513	553
Net income from government business enterprises	811	618	589	758	919
Sinking funds and other investments earnings	237	225	227	257	298

Total Revenue	14,801	14,916	15,627	16,152	16,975

Expenses
Health	5,951	6,225	6,513	6,469	6,572
Education	4,002	4,147	4,247	4,395	4,394
Families	1,827	1,959	2,047	2,199	2,164
Community, Economic and Resource Development	1,544	1,519	1,511	1,681	1,687
Justice and Other Expenditures	1,175	1,143	1,168	1,150	1,321
Debt Servicing	841	855	930	952	1,000

Total Expenses	15,340	15,848	16,416	16,846	17,138

Net Loss for the year	$(539)	$(932)	$(789)	$(694)	$(163)

The Office of the Auditor General of Manitoba qualified its Audit Opinion on Manitoba’s March 31, 2019 Summary Financial Statements. The Audit Report identified two specific issues leading to the qualification. These issues relate to points of disagreement between the Auditor General and the Government of Manitoba.

The first disagreement related to the Government’s removal of Workers Compensation Board (WCB) from the Government Reporting Entity (GRE), on the basis that the Government does not “control” the Board. The government’s presentation had the effect of increasing revenue by $53 million in 2018/19 and decreasing revenue by $82 million in 2017/18. The Auditor General expressed the opinion that the WCB should not have been excluded from the GRE.

The second disagreement related to the Government’s exclusion of the Manitoba Agricultural Services Corporation’s (MASC) Production Insurance Trust and the Hail Insurance Trust (the Trusts) from the Summary Financial Statements for the years ended March 31, 2019 and March 31, 2018. This had the effect of decreasing expenses by $222 million and increasing revenue by $3 million in 2018/19, and of decreasing expenses by $265 million in 2017/18. The Auditor General expressed the opinion that the Trusts should not have been excluded from the GRE.

For a complete description of these matters, and the respective views of the Government and the Auditor, see “Tables of Supplementary Information – Table VI”.

Budget

The Provincial Government prepares a budget each fiscal year, which estimates revenue and expenses for both Core Government operations and on a summary financial basis.

In June 2017, the Province enacted The Fiscal Responsibility and Taxpayer Protection Act (the Fiscal Responsibility Act), which replaced previous balanced-budget legislation.

Under the Fiscal Responsibility Act, the Minister of Finance must table a budget for the government reporting entity every fiscal year, typically by April 30. At the same time, the Minister must table a fiscal responsibility strategy setting out the current and future financial objectives for the Government. Once the deficit has been eliminated, this strategy must also set out the Government’s debt reduction objectives.

The Fiscal Responsibility Act provides that until the deficit is eliminated, the Government is not to incur a deficit that is more than the baseline amount. This baseline amount is calculated in accordance with the provisions of that Act and equals $724 million in 2019/20. For each subsequent fiscal year, this baseline amount will be reduced by the lesser of $100 million or the amount by which the previous year’s deficit was less than that year’s baseline.

Once the deficit has been eliminated, then the Government must maintain balance by not incurring a deficit. The deficit or surplus amount is to be calculated on a summary basis. Certain amounts are excluded from the calculation, such as Manitoba Hydro’s net income or loss as well as the impact of natural disaster or war, a reduction in revenue resulting from a decision of another level of government or of a regulatory body that took effect after the budget for the fiscal year was tabled, a one-time expenditure or reduction in revenue of more than $25 million arising from a change in public accounting standards or if an organization or fund ceases to be included in the Summary Financial Statements. Adjustments are also to be made for amounts transferred to or from the Rainy Day Fund. As part of the public accounts for each fiscal year, the Minister of Finance must report on the deficit or surplus amount and compare actual results with the budget and the fiscal responsibility strategy.

Each fiscal year, 20% of ministerial salaries are withheld pending the tabling of the public accounts for that year. The amount withheld increases to 40% if there are two consecutive years in which there is a contravening deficit. The withholding does not apply to new Ministers in the fiscal year of their appointments, and any increase in withholding to 40% does not apply to new Ministers in the second and third fiscal years following their appointment. These withholdings do not apply to Ministers appointed following a general election that has resulted in a change in government.

The portion of the amount withheld to be paid to Ministers is determined by the actual results for the year. If there is no deficit, the full amount withheld is to be paid to them. If there is a contravening deficit, the ministerial salary for that year is reduced by the full amount withheld. If there is a deficit that does not exceed the legislated requirement, the ministerial salary is reduced proportionally, with the full amount payable if the deficit is lower than the legislated requirement by $100 million or more.

A non-binding referendum must be held before the Government introduces any bill to increase the rate of tax under The Health and Post Secondary Education Tax Levy Act, The Income Tax Act or The Retail Sales Tax Act. The Fiscal Responsibility Act cannot be amended or repealed without being referred at the committee stage to a standing committee of the Legislative Assembly for public meetings to be held with not less than seven days’ notice.

Budget 2019, introduced on March 7, 2019, reaffirms the Government’s stated commitment to restoring fiscal stability, securing public services and strengthening the economy. It also sets clear objectives to manage future financial volatility and to further improve financial transparency and accountability. The Government committed to continue to rebuild the Province’s savings, providing protection for core government operations in future years, by budgeting a transfer of $50 million from core government in 2019/20 to the Rainy Day Fund.

The Fiscal Responsibility Strategy included in the fiscal 2020 budget sets out the Government’s priorities for fiscal responsibility, as well as measurable outcomes, as follows:

Financial Management Priority	Measurable Outcomes
Fiscal Responsibility	• Reducing the Deficit

• Rebuilding the Rainy Day Fund

• Investing in Front Line Services

Economic Growth Strategy	• Investing in Key Strategic Infrastructure

• Targeting development through strategic use of New Tax Increment Financing grants

These priorities will be reported on at the time the Public Accounts for the year are released.

The following table sets forth the budgeted financing requirement for the GRE for fiscal year 2019/20:

BUDGETED FINANCING REQUIREMENT

(In millions of dollars)

Refinancing:
General Government Programs	$980
Manitoba Hydro	937
General Government Capital Investments	335
Other Self-Sustaining Programs	530
Civil Service Superannuation Plan	250
New Cash Requirements:
Manitoba Hydro	2,166
General Government Programs	388
General Government Capital Investments	353
Other Self-Sustaining Programs	744

Total Provincial Financing Requirement	$6,683

In the fiscal year 2019, the Province recorded a net loss of $163 million, which was $358 million better than anticipated by the fiscal 2019 budget. The total summary revenue was $16,975 million, $188 million higher than the fiscal 2019 budget estimate of $16,787 million. Summary expenses were $17,138 million, a decrease of $285 million from the fiscal 2019 budget estimate of $17,423 million. The following discussion of Summary Government Revenues and Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly.

Summary Government Revenue

Provincial Source Revenues. The Province expects to derive $12,210 million, or approximately 72% of the Province’s total summary revenue, from Provincial sources in Fiscal Year 2020. This compares to $12,454 million, or approximately 73%, from Provincial sources in the previous fiscal year.

Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the Provinces. The Federal Government has authority to levy both direct and indirect taxes, while Provinces may levy direct taxes only. Local governments derive their taxing powers from the Provinces. Changes to Federal tax rates, particularly as to personal and corporate income tax, and related tax planning by taxpayers can impact the Province’s tax receipts from year to year.

Personal income taxes are levied by both the Federal and Provincial Governments. The Province has a personal income tax with three brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue for the fiscal year ending March 31, 2020 is budgeted at $3,744.5 million, up from $3,627.8 million received in fiscal 2019.

The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses (with active business income of less than $500,000 effective January 1, 2019) is 0.0%. The general business tax rate is 12.0%. Corporate income tax revenue for the fiscal year ending March 31, 2020 is budgeted at $505.9 million, down from $606 million received in the previous fiscal year.

The Province applies a tax at a general rate of 7% (reduced from 8% effective July 1, 2019) on retail sales of most tangible personal property and some services, with major exemptions in respect of food for home consumption, domestic heating, children’s clothing under $150 per item, custom software, most farm machinery and all prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2020 is budgeted at $2,293 million, down from $2,471.8 million received in the previous fiscal year.

The Province levies a tax of 14.0¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2020, the revenues from gasoline and motive fuel taxes are budgeted at $348.7 million, slightly up from $347.4 million received in the previous fiscal year. There is also a tobacco tax of 30.0¢ per cigarette and 45.0¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2020 is budgeted at $216.8 million, down from $217.5 million received in the previous fiscal year.

A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1.25 million are exempt and those with payrolls between $1.25 million and $2.5 million are subject to reduced rates. The tax rate on taxable payroll is 2.15%. For the fiscal year ending March 31, 2020, the levy is budgeted to yield $381.0 million, up from $376.0 million received in the previous fiscal year.

Federal Government Transfers: Total transfer payments from the Government of Canada are budgeted to provide $4,815 million, or approximately 28%, of the Province’s total summary revenue in the fiscal year ending March 31, 2020. This compares to $4,521 million, or approximately 27%, received in the previous fiscal year.

Unconditional transfers, primarily grants under a Federally-funded Provincial fiscal equalization formula and cash payments under the Canada Health Transfer (CHT) and Canada Social Transfer (CST), along with targeted health funds, are budgeted to account for $4,302 million, or approximately 25% of total summary revenue in 2019/20. This compares to $3,968 million, or 23%, received in the previous fiscal year. Other conditional transfers, consisting mainly of Federal payments in respect of cost-shared programs for social and economic development, account for the remainder of the Government of Canada transfers.

Equalization and the CHT and CST (the “major transfers”) are authorized by the Federal-Provincial Fiscal Arrangements Act (Canada) (Fiscal Arrangement Act).

The Government of Canada’s Equalization Program (the Equalization Program) is intended to ensure Provincial Governments have sufficient revenue to offer reasonably comparable public services at reasonably comparable levels of taxation. Formula-driven, it determines how much revenue each Province could raise on its own at typical levels of taxation and any shortfall relative to the Provincial average (the 10-Province “standard”) is partially or fully paid out in “Equalization”. Entitlements are announced in advance of the fiscal payment year and are not subject to revision. The Province has budgeted $2,255 million in Equalization revenue in the fiscal year ending March 31, 2020, up from $2,037 million received in the previous fiscal year.

The total annual Equalization Program payout grows in line with the economy as measured by a three-year moving average of national nominal Gross Domestic Product (GDP) growth.

The CHT is the primary Federal Transfer to Provinces and Territories in support of health care. Total CHT cash support for all Provinces and Territories will reach $40.4 billion in 2019/20. The CHT grows in line with a three-year moving average of national, nominal GDP growth, with funding guaranteed to increase by at least 3% per year. The CHT is allocated on an equal per capita basis. The Province has budgeted $1,514 million in CHT revenue in 2019/20, up from $1,413 million received in the previous fiscal year.

Included in the budgeted CHT revenue in 2019/20 is $40 million in targeted federal funding for home care and mental health services. Manitoba will receive $400 million over 10 years in targeted health funding, its per capita share of an $11 billion national fund announced in federal Budget 2017.

The CST supports Provinces and Territories in the provision of post-secondary education, social assistance and social services, including early childhood development and childcare. It is allocated on an equal per capita cash basis across all Provinces and Territories and includes a 3% annual escalator. The Province has budgeted $533 million in CST revenue in 2019/20, up from $518 million received in the previous fiscal year.

The Fiscal Arrangements Act has a Provincial revenue stabilization provision that provides for Federal grants and interest-free loans if revenue from a Province’s own source revenues plus Equalization falls below 95% of the previous year’s level, excluding variations in natural resource revenue. The Province is not expected to require stabilization funding in 2019/20.

Summary Government Expenses

Health, Seniors and Active Living. For the fiscal year ending March 31, 2020, expenditure for Health, Seniors and Active Living is budgeted at $6,651 million, up from $6,572 million expensed in fiscal 2019 and a decrease of 1.8% over the prior year’s budget. This is the largest single expense category and represents 38.0% of the Province’s total budgeted Expenditure Estimate. Health includes the Universal Health Benefits Plan, under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs, as well as the debt servicing costs, of approved capital construction for hospitals and personal care institutions.

Education. Education expenditure for the fiscal year ending March 31, 2020 is budgeted at $4,560 million, up from $4,394 million expenses in fiscal 2019 and an increase of 2.9% over the prior year’s budget, and represents 26.1% of Manitoba’s total budgeted Expenditure Estimate. The major portion of this expense, amounting to $1,185 million, is for providing direct financial support to local school divisions for the approved cost of public schools in the Province, as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions. The education expenditure also includes financial support for the four universities and the three community colleges in the Province, which is budgeted in total to amount to $687 million for the fiscal year ending March 31, 2020.

Families. The Province’s social security program provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services. This category represents 12.4% of the Province’s total budgeted Expenditure Estimate. For the fiscal year ending March 31, 2020, expenditure for Families is budgeted at $2,174 million, a decrease of 0.4% over the prior year’s budget and an increase from $2,164 million expensed in fiscal 2019.

Community, Economic and Resource Development. Expenditure on Community, Economic and Resource Development is budgeted at $1,532 million for the fiscal year ending March 31, 2020, a decrease of 4.8% over the prior year’s budget and a decrease from fiscal 2019 expenses amount of $1,687 million. This represents 8.8% of Manitoba’s total budgeted Expenditure Estimate. The largest item in this category is Infrastructure, amounting to $459 million.

Expenditure for Provincial assistance to municipal governments is budgeted at $366 million for the fiscal year ending March 31, 2020 and includes $314 million funding to support the delivery of municipal services and infrastructure renewals, and $17.5 million for grants in lieu of taxes to municipalities.

Justice and Other Expenditures. Expenditure for Justice and Other Expenditures are budgeted at $1,475 million, up from the expensed amount of $1,321 million in fiscal 2019. This category represents 8.4% of the Province’s total budgeted Expenditure Estimate.

The Province also provides property and income tax credits that are expensed in department appropriations and cost-of-living tax credits to residents of Manitoba. These credits are budgeted at $385.5 million for the fiscal year ending March 31, 2020.

Debt Servicing. The net cost of servicing total direct public borrowings after deducting recoveries from Crown organizations and GBEs, investment earnings and interest recovery on departments’ capital asset purchases is budgeted at $225 million, up from $180 million in fiscal 2019. For the fiscal year ending March 31, 2020, the gross interest expense for the Province’s direct funded borrowings is estimated to be $1,946 million, which is reduced by $41.2 million of interest income, $1,345.7 million on borrowings in respect of which interest is recovered from Crown organizations and other government entities, and $334 million in interest recovery from other Provincial departments in respect of teachers’ pension funding and departments’ capital asset purchases.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (GBEs)

The Province provides certain services and promotes certain types of social and economic development through Crown organizations and GBEs (collectively, Crown organizations) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Some Crown organizations, such as Manitoba Hydro, are intended to operate on a commercial basis, rather than be subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis, with funds provided from departmental appropriations. With the exception of the Manitoba Liquor & Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactments by the Legislative Assembly.

A valuation allowance is provided in the accounts of the Province for decreases in the values of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. This allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. The allowance as at March 31, 2019, was $378.4 million in respect of the Province’s total loans and advances to its Crown organizations at such date in the amount of $25.2 billion.

The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2015 through 2019 and the allowance for losses on realizations of assets as at March 31, 2019:

LOANS AND ADVANCES TO

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES(1)

	As at March 31,
	2015	2016	2017	2018	2019	2019 Valuation Allowance
	(In thousands of dollars)
The Manitoba Hydro-Electric Board (2)	$12,484,985	$14,436,151	$16,340,571	$19,109,182	$21,500,848	$—
The Manitoba Housing and Renewal Corporation	845,286	970,185	1,009,116	1,013,779.9	932,886	183,699
University of Manitoba	519,849	528,303	530,299	528,166	537,764	136,809
The Manitoba Agricultural Services Corporation	482,549	595,478	669,074	773,528	870,870	17,263
Manitoba Liquor & Lotteries Corporation	341,988	414,213	420,599	395,843	400,200	—
University of Winnipeg	139,010	139,962	138,666	135,602	133,013	—
Manitoba Development Corporation	95,120	96,071	76,947	68,015	59,956	23,269
Other (3)	309,508	468,559	615,196	713,590	800,053	17,366

Total	$15,218,297	$17,648,922	$19,800,469	$22,737,706	$25,235,591	$378,407

(1)

Crown organizations also have debt not guaranteed by the Province, which consists of $78.2 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $63.0 million held by various First Nations Bands and $0.31 million of assumed mortgages on existing properties.

(2)	Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.
(3)	Includes post-secondary education institutions.

Manitoba Hydro provides for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

The Manitoba Housing and Renewal Corporation (MHRC) undertakes the construction of housing projects and administers various Provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs. At March 31, 2019, MHRC had total assets of $1,073.5 million, represented by $129.1 million of projects completed or under construction, owned land held for development and/or sale having a book value of $33.2 million, loans and mortgages receivable of $106.5 million and other assets of $804.7 million.

The Manitoba Agricultural Services Corporation (MASC) provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by Canadian chartered banks. MASC also provides crop insurance to farmers. At March 31, 2019, MASC had total assets of $1,174.9 million, of which $853.3 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2019, MASC’s operating income was a loss of $123.8 million, after contributions to its insurance trust funds of $20.2 million and Provincial operating grants of $100.7 million. As at March 31, 2019, the accumulated surplus of MASC was $248.5 million.

PUBLIC DEBT

Borrowing Record

The Province has always paid the full face amount of the principal of and premium and interest (if any) on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, in each case promptly when due, in the currency in which, and country where, payable at the time of payment thereof, subject during wartime to any applicable laws or regulations forbidding trading with the enemy.

Direct Funded Borrowings of the Province

The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency exposure as at March 31 for the years 2015 through 2019.

DIRECT FUNDED BORROWINGS (1)

	As at March 31,
	2015	2016	2017	2018	2019
	(In thousands of dollars)
Direct Funded Debt Payable in:
Canadian Dollars (2)	$27,229,483	$29,627,982	$31,479,249	$32,886,773	$36,491,254
Issues hedged to Canadian Dollars	6,351,135	8,260,514	10,285,429	11,788,097	12,318,554
U.S. Dollars	1,775,620	1,616,187	932,540	780,087	400,890
Issues hedged to U.S. Dollars	$0	$0	$666,100	$644,700	$1,075,722

Total Direct Funded Borrowings	35,356,238	39,504,683	43,363,318	46,099,657	50,286,420
Less: Sinking Funds	(2,030,861)	(1,751,198)	(1,622,411)	(1,372,049)	(1,132,350)

Net Direct Funded Borrowings	$33,325,377	$37,753,485	$41,740,907	$44,727,608	$49,154,070

Raised for the purpose of:
General Government Programs (3)	$16,778,966	$18,501,398	$20,269,628	$20,165,947	$21,575,300
The Manitoba Hydro-Electric Board	12,370,447	14,436,152	16,340,570	19,109,181	21,500,847
Other Self-Sustaining	4,161,262	4,805,935	5,130,709	5,452,480	6,077,923
Loans Payable to GBEs and Other	14,702	10,000	0	0	0

Net Direct Funded Borrowings	$33,325,377	$37,753,485	$41,740,907	$44,727,608	$49,154,070

(1)

Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year, adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.

(2)

Direct funded borrowings payable in Canadian dollars include debentures held by the Canada Pension Plan Investment Fund. Such securities are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when the Minister deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2018 and 2019, the total amount of such securities was $492 million.

(3)

Borrowings for general government programs, including capital assets and pension funding, consist of the total direct funded borrowings of the Province, less borrowings issued for self-sustaining purposes.

For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2019, the Province issued funded borrowings of $2,353.1 million in Canadian dollars, which was issued to finance maturing issues and to provide funding for Manitoba Hydro and for self-sustaining programs.

Guaranteed Borrowings of the Province

The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2015 through 2019.

GUARANTEED BORROWINGS

	As at March 31,
	2015	2016	2017	2018	2019
	(In thousands of dollars)
Net Guaranteed Borrowings:
Payable in Canadian Dollars (1)	$171,559	$110,024	$90,543	$115,810	$61,186

Issued by:
Manitoba Hydro	$169,059	$107,524	$88,043	$115,810	$61,186
Other	2,500	2,500	2,500	—	—
Net Guaranteed Borrowings (1)	$171,559	$110,024	$90,543	$115,810	$61,186

(1)	The table does not include guarantees of the Province totaling $41.2 million as at March 31, 2019.

For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2019:

MATURITY SCHEDULE

DIRECT AND GUARANTEED BORROWINGS (1)

Years Ending March 31,	Canadian Dollars (2)	U.S. Dollars (3)	Gross Maturities	Estimated Sinking Funds Withdrawal	Net Maturities
	(In millions of dollars)
Short-Term Borrowings (4)	$1,950	$—	$1,950	$—	$1,950
2020 (4)	2,396	875	3,271	208	3,063
2021	3,528	200	3,728	200	3,529
2022	2,481	401	2,882	274	2,608
2023	2,726	—	2,726	28	2,698
2024	2,348	—	2,348	57	2,291

	15,429	1,477	16,906	767	16,139
2025-2029	11,785	—	11,785	159	11,626
2030-2039	5,194	—	5,194	100	5,094
2040-2069	16,450	—	16,450	106	16,344
2020-2054 Health Care Facilities	13	—	13	—	13

	$48,871	$1,477	$50,348	$1,132	$49,216

(1)	The table does not include guarantees of the Province totaling $41.2 million as at March 31, 2019.
(2)	Borrowings payable in Canadian dollars include borrowings swapped from other currencies.
(3)	Borrowings payable in U.S. dollars (U.S. $1.105 billion) are stated at the Canadian dollar equivalent as at March 31, 2019.
(4)

Short-Term Borrowings represent 90-day Treasury Bills and Promissory Notes outstanding. Short-Term Borrowings, together with the 2020 maturities, represent the total direct and guaranteed borrowings with a residual maturity of less than one year.

Sinking Funds

The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings and may authorize, by directive, the amounts, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2019, was nil. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by the Government of Canada or the Canadian Provinces.

Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the borrowings of, and Provincial advances to, Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.

Unfunded Debt

The unfunded debt of the Province as at March 31, 2019 amounted to $2,692.2 million, including $1,198.7 million of accounts payable, $191.8 million of accrued interest and $1,301.7 million of other accrued charges. This unfunded debt was offset by current assets of the Province in the amount of $3,436.1 million, represented by $647.2 million of March 2019 tax revenue receivables, $463.7 million of other receivables, $15.3 million of interest receivable, $673.9 million of accounts receivable from the Federal and other governments and $1,906.2 million in cash and equivalents, less a valuation allowance of $270.3 million.

Consolidated Funded Borrowings of the Manitoba Public Sector

The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector as at March 31 for each of the years 2015 through 2019.

CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,
	2015	2016	2017	2018	2019
	(In millions of dollars)
Issued for the purpose of:
General Government Programs	$18,695	$20,252	$21,892	$21,538	$22,708
Less Sinking Funds	(1,916)	(1,751)	(1,622)	(1,372)	(1,132)

Net General Government Programs	16,779	18,501	20,270	20,166	21,575

Manitoba Hydro	12,719	14,609	16,494	19,290	21,623
Less Sinking Funds	(115)	—	—	—	—

Net Manitoba Hydro	12,605	14,609	16,494	19,290	21,623

Other Crown Organizations, Public Sector Entities and Loans Payable	6,096	6,907	7,294	7,578	8,303
Less Sinking Funds	(126)	(53)	(66)	(67)	(82)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	5,970	6,854	7,228	7,510	8,220

Net Public Sector Debt	$35,353	$39,964	$43,992	$46,966	$51,419

Consisting of:
Direct Debt of the Province(1)	$33,483	$37,112	$40,771	$43,301	$47,406
Guaranteed Debt of the Province(1)	172	110	91	116	61
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	3,855	4,545	4,818	4,989	5,166

Total Public Sector Debt	37,510	41,768	45,680	48,406	52,633
Less: Accumulated Sinking Funds	(2,156)	(1,804)	(1,688)	(1,440)	(1,214)

Net Public Sector Debt	$35,353	$39,964	$43,992	$46,966	$51,419

(1)

U.S. and other foreign currency borrowings included in the direct debt of the Province and the guaranteed debt of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March  31 each year.

Selected Borrowings Information

The following table sets forth certain information as to the funded borrowings of the Manitoba Public Sector and of the Province, as well as borrowings issued for General Government programs, including capital assets and pension funding (all net of accumulated sinking funds) as at March 31 for the years 2015 through 2019, including per capita data based upon population at July 1 of the preceding calendar year.

PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,
	2015	2016	2017	2018	2019
	(In millions of dollars, unless in per capita)
Total Net Consolidated Funded Borrowings of the Manitoba Public Sector	$35,353	$39,964	$43,992	$46,966	$51,419
Per Capita	27,641	30,932	33,479	35,181	38,004
As a Percent of Primary Household Income	85.3%	91.9%	101.1%	102.8%	109.7%
As a Percent of Nominal Gross Domestic Product	55.0%	60.7%	65.3%	66.6%	71.1%
Total Net Direct Funded Borrowings of the Province	$33,325	$37,753	$41,741	$44,728	$49,154
Per Capita	26,056	29,221	31,766	33,504	36,330
As a Percent of Primary Household Income	80.4%	86.8%	95.9%	97.9%	104.8%
As a Percent of Nominal Gross Domestic Product	51.9%	57.3%	61.9%	63.4%	67.9%
Net Borrowings Issued for General Government Programs	$16,779	$18,501	$20,270	$20,166	$21,575
Per Capita	13,119	14,320	15,426	15,106	15,946
As a Percent of Primary Household Income	40.5%	42.6%	46.6%	44.1%	46.0%
As a Percent of Nominal Gross Domestic Product	26.1%	28.1%	30.1%	28.6%	29.8%

Starting in 2007, the Province has borrowed to fund a portion of its unfunded pension liabilities. These borrowings increase total net funded borrowings. As the proceeds are invested in pension assets, they do not increase Summary Net Debt of the Province.

SUMMARY NET DEBT

	As of March 31,
	2015	2016	2017	2018	2019
	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$9,797	$10,047	$10,769	$10,075	$11,197

Liabilities:
Borrowings (2)	23,241	25,415	27,397	27,350	29,166
Accounts payable, accrued charges, provisions and unearned revenue	4,184	4,184	4,091	4,344	4,116
Pension liability	2,245	2,354	2,557	2,726	2,914

Total Liabilities	29,670	31,953	34,045	34,420	36,196

Summary Net Debt	$19,873	$21,906	$23,276	$24,345	$24,999

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	30.9%	33.3%	34.5%	34.5%	34.6%

(1)	Includes cash, accounts receivable, loans and advances, investments, equity in GBEs and other financial assets.
(2)	Excludes borrowings incurred for and repayable by Manitoba Hydro.

Pension Liability

The Province participates in various pension plans. The two primary plans, in which the Province directly participates, are the Civil Service Superannuation Fund (CSSF) and the Teachers’ Retirement Allowances Fund (TRAF). In accordance with the Acts that provide for these plans, the Province is responsible for 50% of pension benefits earned by employees. These plans are joint trusteed plans. The Province’s pension liability reflects its share of the actuarial present values of pension benefits attributed to services rendered by employees and former employees, net of any plan assets which are set aside by the Province in irrevocable trusts.

Other pension plans in which the Province participates include the Members of the Legislative Assembly Plan, the Legislative Assembly Pension Plan, the Judges’ Supplemental Pension Plan and the Winnipeg Child and Family Services Employee Benefits Retirement Plan. The Government is responsible for any excess of accrued pension benefits over pension fund assets for these Plans.

The Province also includes several other pension plans in its pension liability. These other plans include post-secondary education pension plans and public school divisions’ pension plans. The Province is responsible for any excess of accrued pension benefits over pension fund assets for these Plans.

Employees in the health sector are members of the Health Care Employees Pension Plan, a multi-employer defined benefit pension plan established between employees and participating boards. Because the Province does not sponsor this plan, the accrued benefit liability of this Plan is not recognized in the Summary Financial Statements. The annual net benefit plan expense is the amount of required contributions provided for employees’ services rendered during the year. During the year, the Province expensed contributions to this Plan of $188 million (2018 — $184 million). At December 31, 2018, the Plan had an excess of net assets available for benefits over pension obligations of $178 million (December 31, 2018 — $654 million). As at March 31, 2019, the Province’s total gross pension obligation for all these Plans (except health) was $9,780 million (2018 — $9,419 million) or $2,914 million net of plan assets (2018 — $2,726 million). The components of this obligation are set forth below.

An actuarial valuation and report of the Province’s liability to the CSSF was completed as at December 31, 2017. The report also provided a formula to update this liability on an annual basis. In accordance with this formula, the Province’s actuarial liability to the CSSF has been calculated at $3,252 million on an indexed basis as at March 31, 2019 (2018 — $3,095 million) or at $958 million net of plan assets as at March 31, 2019 (2018 — $913 million).

An actuarial report for TRAF was completed as of January 31, 2018 and provides a formula to update the Province’s pension liability, resulting in a pension liability of $4,271 million on an indexed basis at March 31, 2019 (2018 — $4,073 million) or $1,773 million net of plan assets at March 31, 2019 (2018 — $1,664 million).

An actuarial valuation and report of the Province’s liability to the other pension plans was calculated at $2,257 million on an indexed basis at March 31, 2019 (2018 — $2,251 million) or at $183 million net of plan assets at March 31, 2019 (2018 — $149 million).

The following table summarizes the estimated actuarial pension liability for the Province and Crown organizations excluding GBEs such as Manitoba Hydro. The balances are net of the Pension Assets Fund (described below).

	As at March 31,
	2018	2019
	(In millions of dollars)
Civil Service Superannuation Fund	$913	$958
Teachers’ Retirement Allowances Fund	1,664	1,773
Other Pension Plans	149	183

Pension Liability (1)	$2,726	$2,914

(1)	Includes unamortized actuarial gains and losses.

Pension fund assets are held in the Pensions Assets Fund, which includes separately invested trust accounts for CSSF and TRAF.

The Province has from time to time set aside funds to address the Province’s unfunded pension liability. The Province transferred a total of $2.7 billion from the Operating Fund to CSSF and TRAF during the fiscal years from 2009 to 2019 to reduce its unfunded pension liability level.

Manitoba Hydro employees are eligible for pensions under The Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. As at March 31, 2019, Manitoba Hydro and its subsidiaries had a net pension liability of $751 million (2018 — $634 million), which consisted of an accrued benefit obligation of $1,959 million (2018 — $1,843 million) and pension assets of $1,208 million (2018 — $1,209 million). These amounts are not reflected in the above totals in respect of the Province’s pension liability.

THE MANITOBA HYDRO-ELECTRIC BOARD

The Manitoba Hydro-Electric Board (Manitoba Hydro) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown in right of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

In 1997, amendments were made to The Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

Manitoba Hydro is currently in the midst of developing a long term plan to align the organization around a cohesive, sustainable, long term strategy, considering the diverse views of its many stakeholders and the rapidly changing energy industry.

Manitoba Hydro currently provides electricity to approximately 587,000 customers and natural gas service to approximately 285,000 customers within the Province. In addition, Manitoba Hydro currently has approximately 25 active counterparties for electricity exports in the U.S., Ontario and Saskatchewan.

As at March 31, 2019, Manitoba Hydro’s total generating capability was 5,561 megawatts. Of this generating capability, hydro-electric stations represented 93.5%, thermal-electric stations 6.3% and diesel-electric stations 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system. As of August 1, 2018 the use of the coal thermal-electric station has been discontinued.

For the fiscal year ended March 31, 2019, 95% of the total energy supply of 32.7 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 0.1%, by imports 2.6% and by wind purchase 2.6%.

Operations

Net income from consolidated operations for the fiscal year ended March 31, 2019 was $121 million compared to $37 million in the previous fiscal year. The increase in net income was primarily a result of the impacts of historical rate increases no longer being deferred and the June 1, 2018 rate increase, favourable weather impacts as well as lower restructuring charges and operating and administrative expenses, partially offset by increases in net financing costs and depreciation and amortization expense.

The Bipole III Reliability project was placed in-service during 2018-19 which contributed to significant changes over the prior year. Historical rate increases previously set aside in a Bipole III deferral account to mitigate rate increases when Bipole III came into service are now being recognized in revenue. In addition, amounts collected from customers that had been set aside in the Bipole III deferral account over the past several years under the direction of the Public Utilities Board are now being recognized into income commencing with the project coming into service in July 2018. Financing costs increased as the interest associated with financing the construction of Bipole III is no longer capitalized following the in-service date. As well, depreciation expense increased as a result of the significant addition to plant of Bipole III. Manitoba Hydro’s debt/equity ratio was 86:14 at March 31, 2019.

Electricity

As at March 31, 2019, Manitoba Hydro owned and operated 15 hydro-electric generating stations having a total installed electric generating capability of 5,198 megawatts, including five stations with a total capability of 3,932 megawatts located on the Nelson River. Manitoba Hydro also owned and operated two thermal-electric generating stations having a total installed capability of 352 megawatts and four isolated diesel sites having an installed capacity of 11 megawatts.

As at March 31, 2019, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 13,848 circuit kilometers.

For purposes of exporting surplus energy, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario, and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a firm export transfer capability of 200,000 kilowatts and a firm import transfer capability of 0 kilowatts. The interconnections with Saskatchewan have a firm export transfer capability of 175,000 kilowatts and a firm import transfer capability of 60,000 kilowatts. The interconnections with the United States have a firm export transfer capability of 2,100,000 kilowatts and a firm import transfer capability of 700,000 kilowatts. Additional non-firm import and export transfer capability may be available from time to time on all three interfaces depending on the operating conditions.

During the fiscal year ended March 31, 2019, Manitoba Hydro sold a total of 29.2 billion kilowatt-hours of electricity, representing a decrease of 8.6% from the fiscal year ended March 31, 2018. Manitoba sales volumes increased primarily due to colder winter weather and customer growth. Extraprovincial sales volumes decreased 33.7% primarily due to lower U.S. opportunity sales volumes as a result of lower generation due to less favourable water conditions.

Natural Gas

Manitoba Hydro’s subsidiary, Centra Gas, provides natural gas distribution and related energy services to approximately 285,000 customers that are located in over 130 communities throughout southern Manitoba. Centra Gas owns a network of transmission (2,032 kilometers) and distribution (8,382 kilometers) mains to meet the natural gas requirements of its customers.

For the year ended March 31, 2019, Centra Gas had total gas deliveries of 78.7 billion cubic feet, an increase of 8.8% from the prior year due to the impact of colder weather and an increase in total number of customers. These gas deliveries were comprised of 46.4 billion cubic feet to residential & general service customers and 32.3 billion cubic feet to large commercial & industrial customers.

Rate Matters

Manitoba Hydro’s rates for electricity sales within the Province are set on an embedded cost of service basis and are subject to review and approval by The Manitoba Public Utilities Board (the PUB). On May 28, 2019, the PUB approved an overall average revenue increase of 2.5% effective June 1, 2019. Manitoba Hydro had been seeking a 3.5% across-the-board rate increase effective June 1, 2019. The PUB directed that all revenues from the rate increase are to be placed into a Major Capital Deferral Account. The PUB also directed that there shall be no rate increase to the First Nations On-Reserve Residential customer class and Diesel Zone Residential customer classes. Manitoba Hydro’s electricity customers continue to have one of the lowest rate structures in North America.

Centra Gas files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of primary gas price changes. On November 30, 2018 Centra filed its 2019/20 General Rate Application with the PUB to seek changes to Supplemental Gas, Transportation (to Centra), Distribution (to Customers) Sales and Transportation rates, effective August 1, 2019. The rate changes resulting from Board Orders 152/19 issued October 11, 2019 and 161/19 issued October 31, 2019 will result in a number of customer classes receiving annual bill decreases effective November 1, 2019. However, some of the bill impacts are temporary and are expected to only be in effect for a 12-month period. Centra Gas also offers a fixed rate service for primary natural gas supply which allows residential and commercial customers to fix their natural gas rates for terms of up to five years.

Statistical Information

The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,
	2015	2016	2017	2018	2019
Electricity
Installed Generating Capability (in megawatts)	5,701	5,690	5,679	5,648	5,561
Manitoba Firm Peak Demand (in megawatts)	4,688	4,460	4,801	4,735	4,911
Energy Supply (in millions of kilowatt-hours)
Generated	35,059	35,004	36,448	34,627	30,943
Purchased (scheduled energy)	1,444	993	1,082	1,457	1,728

Total	35,503	35,997	37,530	36,084	32,671

Electric Energy Sales (in millions of kilowatt-hours)
Manitoba	22,458	21,654	21,966	22,505	22,925
Extraprovincial (scheduled energy deliveries)	9,811	10,281	11,272	9,448	6,267

Total	32,269	31,935	33,238	31,953	29,192

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$1,424,380	$1,398,765	$1,418,778	$1,464,395	$1,706,983
Extraprovincial	384,286	415,028	460,049	436,884	430,214

Total	$1,808,666	$1,813,793	$1,878,827	$1,901,279	$2,137,197

Number of Customers	561,869	567,634	573,438	580,262	586,795
Average Revenue per kilowatt-hour
Manitoba	6.34¢	6.46¢	6.46¢	6.51¢	7.45¢
Extraprovincial	3.92¢	4.04¢	4.08¢	4.62¢	6.86¢
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	3.89¢	3.87¢	3.85¢	4.13¢	4.54¢
Natural Gas
Gas Deliveries (in billions of cubic feet)
Residential & General Service	43.9	37.0	39.5	43.4	46.4
Large Commercial & Industrial	29.2	28.2	30.6	28.9	32.3

Total	73.1	65.2	70.1	72.3	78.7

Number of Customers	274,817	276,858	279,268	281,990	284,996
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$212,951	$176,619	$172,140	$173,942	$184,612
Commercial/Industrial	209,288	170,745	165,327	165,055	177,461
Transportation	4,460	5,253	4,830	3,948	3,668
Other	2,616	2,438	2,316	2,380	2,523

Total	$429,315	$355,055	$344,613	$345,325	$368,264

For information with respect to the operating financial results, balance sheet, statement of cash flows, comprehensive income of Manitoba Hydro and statement of changes in equity, see “Tables of Supplementary Information — Table V.”

Construction Program

Manitoba Hydro’s capital program includes expenditures for Major New Generation and Transmission, which provide increased capacity, energy or reliability, as well as expenditures to meet electricity and natural gas service replacements and expansions throughout the Province. The following table summarizes Manitoba Hydro’s capital expenditures for improvements and expansion of its facilities during the four-year period ended March 31, 2019, and the estimated capital expenditures during the five-year period ending March 31, 2024.

CAPITAL EXPENDITURES

	Year Ending March 31, (in thousands of dollars)
					Estimated
	2016	2017	2018	2019	2020	2021	2022-2024
Electricity
Major New Generation & Transmission	$1,775,672	$2,412,321	$2,526,712	$1,663,627	$1,582,660	$1,267,915	$1,081,323
Generation Upgrades	110,130	83,599	88,878	93,400	95,000	107,100	371,322
Transmission & Stations	115,938	126,741	106,865	100,923	110,000	110,000	382,080
Distribution & Other	307,404	319,243	265,272	271,474	272,504	284,324	910,372
Natural Gas
Distribution & Other	55,512	69,238	47,863	51,147	48,558	49,155	151,225

Total	$2,364,656	$3,011,142	$3,035,590	$2,180,571	$2,108,723	$1,818,494	$2,896,322

Major New Generation and Transmission capital expenditures for the five-year period to March 31, 2024 are projected to be approximately $3.9 billion, including $0.2 billion for the Bipole III Reliability Project and $2.9 billion for the Keeyask Project and the associated new 500 kV interconnection to the U.S., and $0.4 billion for demand side management programs. The Bipole III Transmission Reliability and Keeyask Generation projects are required in order to further improve electrical system reliability, to meet the future energy requirements of the Province, and to take advantage of export market opportunities outside of the Province. This plan also includes a new 500 kV interconnection to the U.S. and a new 230 kV interconnection to Saskatchewan which will facilitate increased access to those markets for export purposes. Manitoba Hydro’s development plan includes demand side management (DSM) options with a forecast to realize electricity savings of 502 MW and 1,540 GWh, natural gas savings of 38 million cubic meters, and combined global greenhouse gas emission reductions of 1.1 million tonnes by 2023/24.

Bipole III is a new high voltage direct current (HVDC) transmission project completed in 2018, built to improve overall system reliability and dependability, as well as to provide additional capacity for delivery of existing and proposed hydroelectric generation to load in the south. The 1,384 kilometer Bipole III route originates at the Keewatinohk Converter Station near Gillam, travels south and west of Lakes Winnipegosis and Manitoba, and terminates at the Riel Converter Station on the east side of Winnipeg. The project went into service on July 4, 2018 and is projected to be completed within a control budget of $4.77 billion. Construction activities remaining for the project include on-going work on the synchronous condenser at the Riel Converter Station site and the completion of decommissioning temporary construction infrastructure at the Keewatinohk site.

The 695-megawatt Keeyask Generating Station is being constructed on the Nelson River approximately 175 km northeast of Thompson in partnership with the Keeyask Cree Nations (KCN) — Tataskweyak Cree Nation, War Lake First Nation, Fox Lake Cree Nation and York Factory First Nation. The Joint Keeyask Development Agreement formalizing the Keeyask Hydropower Limited Partnership (KHLP) between Manitoba Hydro and the KCN was signed in 2009 and provides the KCN with a right to own up to 25 per cent of the partnership. Concrete placements are progressing as planned with 93% of the total volume required for Keeyask placed to mid-August 2019. Intake concrete has been completed and concrete placements on the powerhouse and tailrace will continue over the remainder of the year. Work on the earth structures, including the central dam, south dam, north dyke and south dyke are progressing ahead of schedule and are expected to be completed by the end of 2019. The intake gates, guides and hoists are being installed to allow for water up in early 2020. The turbine and generator components are being installed on schedule. As a result of strong performance in 2018 and throughout the first half of 2019, the cost of the project is tracking to the $8.7 billion control budget and the first unit in-service date is trending towards the fall of 2020; 10 months ahead of the control schedule. Manitoba Hydro remains focused on completing the Keeyask Project as early as possible and at the least possible cost.

Associated with the Keeyask generating station, the Manitoba-Minnesota Transmission Project (MMTP) is a 213 km 500 kV AC transmission line to be interconnected with the Great Northern Transmission Line (GNTL) at the Canada-US border. The MMTP project has received approval from federal and provincial regulatory authorities and construction has begun. The GNTL will interconnect with the MMTP at the Canada–US border near Roseau, Minnesota and run approximately 360 kilometers south east to the new Iron Range 500-230 kV substation to be constructed near Grand Rapids, Minnesota. The planned in-service date for these projects is 2020/21, with a projected total cost of approximately $490 million for the MMTP and $580 million for Manitoba Hydro’s subsidiary portion of the GNTL project. Additionally, Manitoba Hydro estimates that it will pay approximately $260 million (2019 present value) in projected scheduling fees associated with the GNTL to Minnesota Power under the Minnesota Power 133 MW Energy Sale Agreement.

The Birtle Transmission Line project is being developed as a requirement of the 100 MW System Power Sale to SaskPower that commences in 2020. The Birtle Transmission Line is a 46 km, 230 kV line which connects the Manitoba grid at Birtle, Manitoba to the Saskatchewan grid at the border. The planned in-service date is June 2021 at an estimated cost of $69 million. Manitoba Hydro expects to receive a decision with regards to the Environment Act License for the project in the fall of 2019 after which construction will commence.

Sustaining capital expenditures, excluding Major New Generation and Transmission, total $2.9 billion over the five-year forecast period to 2023/24. Manitoba Hydro is investing in the replacement and refurbishment of existing assets to address the degradation and obsolescence of assets installed several decades ago, distribution assets to address increasing load requirements, as well as transmission capacity enhancements to address higher than average load growth and system expansion in certain rural and urban regions of the province. Manitoba Hydro targets to have internally generated funds fund the majority of these sustaining capital expenditures.

The following table summarizes the location and net winter capability of Manitoba Hydro’s integrated system existing and potential generating stations.

MANITOBA HYDRO INTEGRATED SYSTEM

EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Net Interconnected Capability
		(in megawatts)
Jenpeg	Nelson	90
Kelsey	Nelson	292
Kettle	Nelson	1,220
Long Spruce	Nelson	980
Limestone	Nelson	1,350
Pine Falls	Winnipeg	89
Great Falls	Winnipeg	137
McArthur Falls	Winnipeg	56
Seven Sisters	Winnipeg	165
Slave Falls	Winnipeg	68
Pointe Du Bois	Winnipeg	54
Grand Rapids	Saskatchewan	479
Laurie River I and II	Laurie	10
Wuskwatim	Burntwood	208

Total Hydraulic Capability		5,198
Brandon & Selkirk Thermal		352

Total Integrated System Capability		5,550

POTENTIAL GENERATING STATIONS (1)

Conawapa	Nelson	1,485
Gillam Island	Nelson	1,080
Keeyask (under construction)	Nelson	695
Birthday Rapids	Nelson	380
Whitemud	Nelson	310
Manasan	Burntwood	270
Red Rock	Nelson	250
First Rapids	Burntwood	210
Granville Falls	Churchill	120
Notigi	Burntwood	120
Bonald	Churchill	110
Early Morning	Burntwood	80

(1)	Capacity addition to the integrated system excluding impacts on adjacent generating stations.

Export Power Sales

Manitoba Hydro enters into short-term and long-term power sales on an on-going basis with numerous utilities and markets in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of, and exposures to, export sales customers in order to minimize credit risk.

Manitoba Hydro has a Coordinating Agreement with Midcontinent Independent System Operator, Inc. (MISO) which allows Manitoba Hydro to participate in MISO. The agreement provides Manitoba Hydro with non-discriminatory transmission access to the membership base of MISO. From its headquarters in central Indiana, MISO serves as the regional transmission organization for its transmission-owning members, and with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 190,000 megawatts of generation capacity and over 71,000 miles of high voltage transmission lines in all or parts of 15 states. This market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The market offers a broad range of electricity products, thereby providing additional sales opportunities to Manitoba Hydro.

Manitoba Hydro and SaskPower have approved a Term Sheet for the sale of up to 215 MW of capacity and associated energy beginning in 2022 for up to 30 years. The minimum capacity amount is 190 MW which can be adjusted yearly with appropriate notice by SaskPower. The sale is from surplus resources on the Manitoba Hydro system and will fully utilize the interconnection capacity across the Manitoba-Saskatchewan interconnection once the new 230 kV Birtle Transmission Line is placed into service.

The following table summarizes Manitoba Hydro’s current and future export power contracts.

Executed Contracts	Term

Northern States Power Company:
350 MW Diversity Exchange	May 1, 2015 – April 30, 2025
375 (S)/ 325 (W) MW System Power Sale	May 1, 2015 – April 30, 2025
75 MW Diversity Exchange	June 1, 2016 – May 31, 2020
125 MW System Power Sale	May 1, 2021 – April 30, 2025
1 MW on-peak/0.5 MW off-peak Financial Swap	January 1, 2017 – December 31, 2021
11 MW Financial Swap	January 1, 2022 – December 31, 2027

Great River Energy: 200 MW Diversity Exchange	November 1, 2014 – April 30, 2030

Minnesota Power: 3.3 TWh Non-Firm Energy Sale	May 1, 2011 – April 30, 2022
50 MW System Power Sale	June 1, 2015 – May 31, 2020
250 MW System Power Sale	June 1, 2020 – May 31, 2035
133 MW Energy Sale	June 1, 2020 – May 31, 2040
50 MW Capacity Sale	June 1, 2017 – May 31, 2020

Minnesota Municipal Power Agency: 70 MW Capacity Sale	June 1, 2019 – May 31, 2020
65 MW to 105 MW Capacity Sale	June 1, 2020 – May 31, 2030

Wisconsin Public Service:
108 MW System Power Sale	June 1, 2016 – May 31, 2021
100 MW System Power Sale	June 1, 2021 – May 31, 2027
100 MW Energy Sale	June 1, 2027 – May 31, 2029

SaskPower: 25 MW System Power Sale	November 1, 2015 – May 31, 2022
100 MW System Power Sale	June 1, 2020 – May 31, 2040

AEP Energy Partners:
79/50 MW Capacity Sale	June 1, 2016 – May 31, 2020

Basin Electric Power Cooperative: 50 MW Capacity Sale	June 1, 2018 – May 31, 2020
50 MW Capacity Sale	June 1, 2020 – May 31, 2021
50 MW to 80 MW Capacity Sale	June 1, 2023 – May 31, 2028

Definitions:

Capacity: Zonal Resource Credit (ZRC) or Unforced Capacity (UCAP).

Diversity Exchange: Seasonal swap of capacity.

Energy Sale: Long-term energy sale contracts with customers whereby Manitoba Hydro will offer energy under the contract when it has energy that is surplus to domestic customer and dependable export customer requirements.

Financial Swap: a contract where parties financially settle the difference between a fixed price and a specified floating price at an agreed upon node.

(S):    Summer season.

System Power Sale: Annual sales of both capacity and firm energy.

(W):    Winter season.

CANADIAN FOREIGN EXCHANGE

Canada maintains a floating exchange rate. Average spot exchange rates against the U.S. dollar are shown in the table below for the calendar years 2014 through 2018.

	Average Exchange Rates
Foreign Currency	2014	2015	2016	2017	2018
	(Canadian dollars per unit of foreign currency)
United States Dollars (1)	$1.1045	$1.2787	$1.3248	$1.2986	$1.2957

(1)	The high and low spot rates for the U.S. dollar expressed in Canadian dollars for the calendar years 2014 through 2018 are as follows:

	2014	2015	2016	2017	2018
High	$1.2663	$1.4284	$1.4226	$1.3743	$1.3642
Low	1.0713	1.2139	1.2818	1.2128	1.2288

Source: Bank of Canada.

At March 31, 2019, the spot exchange rate for U.S. dollars as reported by the Bank of Canada, expressed in Canadian dollars, was $1.3363.

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2019

(with comparative figures for 2018)

	2018	2019
	Restated
	(In millions of dollars)
FINANCIAL ASSETS
Cash and cash equivalents	$1,695	$2,690
Temporary investments	594	615
Amounts receivable	1,850	1,868
Inventories for resale	50	42
Portfolio investments	1,484	1,398
Loans and advances	1,411	1,529
Equity in government business enterprises	2,972	3,035
Equity in government business partnerships	19	20

TOTAL FINANCIAL ASSETS	$10,075	$11,197

LIABILITIES
Borrowings	27,350	29,166
Accounts payable, accrued charges, provisions and unearned revenue	4,344	4,116
Pension liability	2,726	2,914

TOTAL LIABILITIES	34,420	36,196

NET DEBT	(24,345)	(24,999)

NON-FINANCIAL ASSETS
Inventories held for use	74	71
Prepaid expense	60	68
Tangible capital assets	13,611	13,857

	13,745	13,996

ACCUMULATED DEFICIT	$(10,600)	$(11,003)

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF REVENUE AND EXPENSE

FOR THE YEAR ENDED MARCH 31, 2019

(with comparative figures for 2018)

	2018	2019
	Restated
	(In millions of dollars)
REVENUE
Income taxes:
Corporation income tax	$561	$606
Individual income tax	3,424	3,628
Other taxes:
Corporations tax	286	321
Fuel tax	344	347
Land transfer tax	91	92
Levy for health and education	356	376
Retail sales tax	2,444	2,472
Tobacco tax	228	217
Other Tax	12	13
Education property tax	827	847
Fees and other revenue:
Fines and costs and other legal	59	59
Minerals and petroleum	15	17
Automobile and motor carrier licenses and fees	163	166
Parks: Forestry and other conservation	38	36
Water power rentals	117	103
Service fees and other miscellaneous charges	1,641	1,573
Tuition fees	331	364
Federal transfers:
Equalization	1,821	2,037
Canada Health Transfers	1,365	1,413
Canada Social Transfers	501	518
Shared cost and other	513	553
Net income from government business enterprises	758	919
Sinking funds and other investment earnings	257	298

TOTAL REVENUE	16,152	16,975

EXPENSES
Legislative Assembly	44	47
Executive Council	5	5
Agriculture	473	497
Civil Service Commission	21	21
Education and Training	4,395	4,394
Families	2,199	2,164
Finance	243	230
Growth, Enterprise and Trade	101	112
Health, Senior and Active Living	6,469	6,572
Indigenous and Northern Relations	24	27
Infrastructure	505	448
Justice	641	677
Municipal Relations	416	367
Sport, Culture and Heritage	87	136
Sustainable Development	162	236
Enabling Appropriations	—	136
Other Appropriations	109	69
Debt Servicing	952	1,000

TOTAL EXPENSES	16,846	17,138

NET LOSS FOR THE YEAR	$(694)	$(163)

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

FOR THE YEAR ENDED MARCH 31, 2019

(with comparative figures for 2018)

	2018	2019
	Restated
	(In millions of dollars)
Opening accumulated deficit as previously reported	$ (9,924)	$ (10,633)
Changes in accounting policy (Note 1)	—	(15)
Change in government reporting entity (Note 2 A)	(5)	(3)
Correction of Error (Note 2 B)	30	30
Correction of Error (Note 2 C)	7	7
Correction of Error (Note 2 D)	—	(1)

Opening accumulated deficit, as restated	(9,892)	(10,615)
Other comprehensive income (loss)	(14)	(225)
Net loss for the year	(694)	(163)

Closing accumulated deficit	$ (10,600)	$ (11,003)

Note 1:

Effective April 1, 2018, Manitoba Hydro-Electric Board adopted IFRS 15 – Revenue from Contracts with customers. The implementation of IFRS 15 had an impact on the accounting policy with respect to contributions from customers and developers. Prior to April 1, 2018, contributions from both customers and developers were initially recorded as deferred when received and were recognized as revenue over the life of the related asset for which the contributions were received. Contributions from developers are not within the scope of IFRS 15 as they do not give rise to a contract with a customer. Revenues with customers are recognized when the control of goods and services has been transferred to the customer at a point in time over time. This change in accounting policy was applied retroactively without restatement, resulting in a $15 million decrease in the opening retained earnings balance of Manitoba Hydro as of April 1, 2018 and a $15 million increase in the Province’s net debt. This adjustment results in a $15 million variance between the March 31, 2018 closing balance and the April 1, 2018 opening balance for the accumulated deficit and the net debt amounts in the financial statements.

Note 2:

A.	Change in Government Reporting Entity

An adjustment was made to the opening accumulated deficit for the year ended March 31, 2018 to account for the removal of the First Nations of Northern Manitoba Child and Family Services Authority, Southern First Nations Network of Care, and the Metis Child and Family Services Authority from the Government Reporting Entity. The error was identified through a re-examination of whether the Province controls these three authorities in accordance with Public Sector Accounting Standards. It was determined that there was insufficient evidence to indicate the Province controlled these entities.

The correction resulted in an increase of $5 million in the opening accumulated deficit at April 1, 2017 and a $3 million increase in the April 1, 2018 balance. The correction also increased the net debt by $3 million at April 1, 2017 and $1 million at April 1, 2018, and decreased tangible capital assets by $2 million at April 1, 2017 and $2 million at April 1, 2018. There was a $1 million decrease to expenses for the year ended March 31, 2018. No operating results for the three authorities were included in revenues and expenses for the year ended March 31, 2019.

B.	Adjustments Due to Errors – Amounts Receivable

In 2019 it came to the Government’s attention that certain government organizations using Canadian public sector accounting standards with the 4200 series had been incorrectly netting accounts receivables for capital projects against their deferred capital contribution balances in their 2018 and prior years audited financial statements. The Government was required to make correcting adjustments in 2019. The correction increased accounts receivable by $30 million as of March 31, 2017 and decreased the opening accumulated deficit and net debt by $30 million. There was no impact on revenue or expense for the year ending March 31, 2018.

C.	Adjustments Due to Errors – 3rd Party Debt

In 2019 the Government transferred the majority of the 3rd party financed loans for the Health, Seniors and Active Living reporting entities to the Government’s Treasury Division. During this transition, it came to the Government’s attention that there was an error relating to the 3rd party debt consolidation transaction. The correction of this error resulted in a $7 million decrease in the opening accumulated deficit for the year ended March 31, 2018 (2017 - $7 million).

D.	Adjustments Due to Errors – Recognize Property Lease as a Capital Lease

In 2019, the Province recognized an operating lease as a capital lease. The correction has resulted in a $1 million increase in the April 1, 2018 accumulated deficit balance. The lease obligation has been included in Schedule 5-Accrued Charges: Other; increasing it by $16 million effective April 1, 2018 (2017-$16 million). The correction also increased net debt by $16 million at April 1, 2017 and by $16 million at April 1, 2018; and increased tangible capital assets by $15 million at April 1, 2018.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED MARCH 31, 2019

(with comparative figures for 2018)

	2018	2019
	Restated
	(In millions of dollars)
Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the year	$ (694)	$ (163)
Changes in non-cash items:
Temporary investments	(218)	(21)
Amounts receivable	(103)	(36)
Valuation allowance	132	15
Inventories	20	11
Prepaids	(2)	(8)
Accounts payable, accrued charges, provisions and deferrals	261	(228)
Pension liability	169	188
Amortization of foreign currency fluctuation	6	6
Amortization of debt discount	11	(8)
Unamortized losses on derivative contracts	(8)	(11)
Loss on disposal of tangible capital assets	47	39
Amortization of tangible capital assets	713	734

	334	518
Other comprehensive income (loss)	(14)	(225)
Changes in equity in GBEs	(134)	(79)

Cash provided by operating activities	186	214

Capital Activities
Acquisition of tangible capital assets	(1,123)	(1,019)

Cash used in capital activities	(1,123)	(1,019)

Investing activities
Investments purchased	(3,972)	(4,662)
Investments sold or matured	1,067	2,299

Cash used in investing activities	(2,905)	(2,363)

Financing activities
Debt issued	5,310	7,281
Debt redeemed	(2,551)	(3,118)

Cash provided by financing activities	2,759	4,163

Increase in cash and cash equivalents	(1,083)	995
Cash and cash equivalents, beginning of year	2,778	1,695

Cash and cash equivalents, end of year	$ 1,695	$2,690

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)

CONSOLIDATED OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2019 (2)

(with comparative figures for 2018)

	Utilities	Insurance	Finance	Total 2019	Total 2018
	(In millions of dollars)
Changes in Equity
Results of Operations
Revenue from Operations	$2,607	$1,616	$1,505	$5,728	$5,250

Expenses:
Operations	1,708	1,434	878	4,020	3,839
Debt servicing	778	—	11	789	653

Total Expenses	2,486	1,434	889	4,809	4,492

Net Income	121	182	616	919	758
Other comprehensive income (loss)	(93)	(132)	—	(225)	(14)

Total comprehensive income (loss)	28	50	616	694	744
Transfers to the Government	—	—	(616)	(616)	(610)

Net increase in equity in government business enterprises	$28	$50	$—	$78	$134

(1)	GBEs consist of the following as at March 31, 2019:

Utilities:

The Manitoba Hydro-Electric Board

Insurance:

The Deposit Guarantee Corporation of Manitoba

The Manitoba Public Insurance Corporation

Finance:

Manitoba Liquor & Lotteries Corporation

(2)	For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year ends.

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE

AS AT MARCH 31, 2019

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(A) Payable in Canadian Dollars:
Debenture Loans
GQ	21-Nov-19	2016	1.15	700,000	(1)(3)
FP	03-Jun-20	2010	4.15	800,000	(1)
GL	05-Sept-20	2015	1.60	350,000	(1)
GO	05-Sept-21	2016	1.55	1,200,000	(1)
FV	01-Dec-21	2011	3.85	600,000	(1)
GF	02-Jun-23	2013	2.55	2,150,000	(1)
GH	02-Jun-24	2014	3.30	900,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)(3)
GJ	02-Jun-25	2015	2.45	1,700,000	(1)
GN	02-Jun-26	2016	2.55	1,900,000	(1)
GS	02-Jun-27	2017	2.60	1,500,000	(1)
GU	02-Jun-28	2018	3.00	1,450,000	(1)
GW	02-Jun-29	2019	2.75	300,000	(1)
CL	05-Mar-31	1991	10.50	599,945	(1)
FA	05-Mar-37	2004	5.70	700,000	(1)
PB	05-Mar-38	2007	4.60	950,000	(1)
FK	05-Mar-40	2008	4.65	800,000	(1)
FR	05-Mar-41	2010	4.10	1,300,000	(1)
FT	05-Mar-42	2011	4.40	400,000	(1)
GA	05-Mar-43	2012	3.35	550,000	(1)
GG	05-Sept-45	2013	4.05	1,500,000	(1)
GK	05-Sept-46	2015	2.85	1,950,000	(1)
GR	05-Sept-48	2017	3.40	2,100,000	(1)
FN	05-Mar-50	2009	4.70	350,000	(1)
GV	05-Mar-50	2018	3.20	1,100,000	(1)

Total Debenture Loans				26,149,945

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
Medium-Term Notes
C135-MTN	02-Apr-19	2013	Floating	720,000	(1)
C077-MTN	11-Feb-20	2005	4.75	625,000	(1)
C162-MTN	15-Mar-20	2018	Floating	200,000	(1)(3)
C138–MTN	15-May-20	2014	Floating	520,000	(1)
C163-MTN	02-Oct-20	2018	Floating	200,000	(1)(3)
C144-MTN	20-Aug-25	2015	STEP	20,000	(6)
C119-MTN	05-Sep-25	2010	4.40	715,000	(1)
C136-MTN	05-Sep-29	2013	3.25	356,000	(1)
C074-MTN	03-Dec-29	2004	STEP	100,000	(6)
C116-MTN	05-Mar-31	2010	6.30	100,000	(5)
C134-MTN	06-May-31	2013	3.05	25,000	(1)
C049-MTN	26-Jul-32	2002	6.30	50,000	(1)(5)
C052-MTN	29-Oct-32	2002	6.30	30,000	(1)
C141-MTN	05-Sept-33	2014	3.75	80,000	(1)
C076-MTN	19-Jan-35	2005	STEP	75,000	(6)
C086-MTN	30-Jun-36	2006	STEP	50,000	(6)
C087-MTN/RRB	01-Dec-36	2006	2.00	121,623	(1)
C124-MTN	05-Mar-39	2011	4.25	210,000	(1)
C091-MTN	16-Jul-39	2007	STEP	100,000	(10)
C031-MTN	05-Mar-40	2000	6.20	276,000	(1)
C040-MTN	05-Mar-42	2002	6.00	350,000	(1)
C068-MTN	05-Mar-44	2004	5.80	120,000	(1)
C092-MTN	05-Sept-44	2007	5.00	157,035	(1)
C129-MTN	05-Sept-52	2012	3.15	610,000	(1)
C139-MTN	05-Sept-54	2014	3.65	75,000	(1)
C110-MTN	05-Mar-60	2009	5.20	325,000	(1)
C109-MTN	05-Mar-63	2009	4.625	255,000	(1)
C137-MTN	05-Mar-63	2013	3.45	1,199,000	(1)
C160-MTN	05-Mar-68	2018	3.10	600,000	(1)

				8,264,658

H058	15-May-20	2013	Floating	100,000	(1)
H060	05-Sep-29	2014	3.25	100,000	(1)
H061	05-Sep-33	2014	3.75	50,000	(1)

				250,000

D025-MTN	05-Mar-31	2000	6.30	310,000	(1)
D129-MTN	05-Mar-31	2005	STEP	100,000	(5)

				410,000

Total Medium-Term Notes				8,924,658

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
Canadian Issues Swapped to USD:
CAD$
GQ	21-Nov-19	2016	1.15	(675,760)
C077	11-Feb-20	2007	4.75	(128,500)
C162	15-Mar-20	2018	Floating	(70,443)
C163	02-Oct-20	2018	Floating	(192,750)

				(1,067,453)

Foreign Issues Swapped to Canadian Dollars:

FZ	30-May-19	2012	N/A	615,750
CB	15-Jan-20	1990	N/A	369,400
CD	01-Apr-20	1990	N/A	412,815
GM	30-Nov-20	2015	N/A	1,334,700
C150	19-May-21	2016	N/A	61,827
C159	19-May-21	2017	N/A	618,450
GT	04-May-22	2017	N/A	1,366,700
GB	08-Aug-22	2012	N/A	209,700
GC	06-Sep-22	2012	N/A	592,710
C166	15-Dec-22	2019	N/A	556,433
H059	13-Sep-23	2013	N/A	198,185
GI	14-May-24	2014	N/A	872,400
C140	03-Mar-25	2014	N/A	367,444
C145	09-Jun-26	2015	N/A	287,071
GP	22-Jun-26	2016	N/A	642,750
C157	17-Aug-27	2017	N/A	298,522
C164	19-Jul-28	2018	N/A	35,030
C165	29-Jul-29	2018	N/A	34,750
C161	22-Aug-28	2018	N/A	220,744
C155	28-Nov-28	2016	N/A	185,360
C165	15-Mar-29	2019	N/A	330,625
C113	29-Mar-30	2010	N/A	102,923
C148	24-Mar-31	2016	N/A	297,748
C142	11-Jun-35	2015	N/A	43,200
C146	11-Dec-35	2015	N/A	82,993
H063	28-Feb-39	2019	N/A	45,372
C168	15-Mar-39	2019	N/A	198,375
C154	25-Jun-39	2016	N/A	58,600
C143	25-Jun-40	2015	N/A	680,511
S002	31-Oct-40	2011	N/A	55,864
C147	25-Feb-41	2016	N/A	130,985
H062	25-Jun-41	2016	N/A	71,261
C151	25-Jun-41	2016	N/A	414,355
H057	17-Nov-42	2012	N/A	39,463
C149	27-Apr-46	2016	N/A	58,391
C152	08-Aug-46	2016	N/A	50,838
C153	30-Aug-46	2016	N/A	76,291
C156	05-Dec-46	2016	N/A	61,554
C158	25-Feb-47	2017	N/A	103,748
C120	14-Oct-50	2010	N/A	70,300
C128	25-Jun-52	2012	N/A	64,420

				12,318,558

Total Canadian Dollars				46,325,708

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(B) Payable in U.S. Dollars:
FZ	30-May-19	2012	1.75	801,780	(1)(2)
CB	15-Jan-20	1990	8.80	334,075	(1)(2)
CD	01-Apr-20	1990	9.25	400,890	(1)(2)
GM	30-Nov-20	2015	2.05	1,336,300	(1)(2)
CO	15-Sep-21	1991	8.875	400,890	(1)
GT	04-May-22	2017	2.125	1,336,300	(1)(2)
GC	06-Sep-22	2012	2.10	801,780	(1)(2)
GI	14-May-24	2014	3.05	1,069,040	(1)(2)
GP	22-Jun-26	2016	2.125	668,150	(1)(2)

				7,149,205

Swapped to Canadian Dollars:
FZ	30-May-19	2012	1.75	(801,780)	(1)(2)
CB	15-Jan-20	1990	8.80	(334,075)	(1)(2)
CD	01-Apr-20	1990	9.25	(400,890)	(1)(2)
GM	30-Nov-20	2015	2.05	(1,336,300)	(1)(2)
GT	04-May-22	2017	2.125	(1,336,300)	(1)(2)
GC	06-Sep-22	2012	2.10	(801,780)	(1)(2)
GI	14-May-24	2014	3.05	(1,069,040)	(1)(2)
GP	22-Jun-26	2016	2.125	(668,150)	(1)(2)

				(6,748,315)

Canadian Issues Swapped to USD:
GQ	21-Nov-19	2016	N/A	668,150
C077	11-Feb-20	2007	N/A	133,630
C162	15-Mar-20	2018	N/A	73,497
C163	02-Oct-20	2018	N/A	200,445

				1,075,722

Total U.S. Dollars				1,476,612

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(C) Payable in Australian Dollars:
GB	08-Aug-22	2012	4.25	189,660	(1)(2)
H059	13-Sep-23	2013	5.25	189,660	(1)(2)
C140	03-Mar-25	2014	4.25	355,613	(1)(2)
C145	09-Jun-26	2015	3.75	275,007	(1)(2)
C157	17-Aug-27	2017	3.60	284,490	(1)(2)
C161	22-Aug-28	2018	3.50	213,367	(1)(2)

				1,507,797

Australian Dollar Issues Swapped to Canadian Dollars:
GB	08-Aug-22	2012	4.25	(189,660)	(1)(2)
H059	13-Sep-23	2013	5.25	(189,660)	(1)(2)
C140	03-Mar-25	2014	4.25	(355,613)	(1)(2)
C145	09-Jun-26	2015	3.75	(275,007)	(1)(2)
C157	17-Aug-27	2017	3.60	(284,490)	(1)(2)
C161	22-Aug-28	2018	3.50	(213,367)	(1)(2)

				(1,507,797)

Total Australian Dollars				0

(D)Payable in Euros:
C113	29-Mar-30	2010	4.00	112,515	(1)(2)
C148	24-Mar-31	2016	1.281	303,041	(1)(2)
C142	11-Jun-35	2015	1.39	48,006	(1)(2)
C146	11-Dec-35	2015	1.86	87,012	(1)(2)
H063	28-Jan-39	2019	1.72	45,006	(1)(2)
C154	25-Jun-39	2016	2.75	60,008	(1)(2)
C143	25-Jun-40	2015	1.77	705,094	(1)(2)
S002	31-Oct-40	2011	3.24	60,008	(1)(2)
C147	25-Feb-41	2016	1.74	127,517	(1)(2)
H062	25-Jun-41	2016	1.95	67,509	(1)(2)
C151	25-Jun-41	2016	1.50	427,557	(1)(2)
H057	17-Nov-42	2012	2.67	46,506	(1)(2)
C152	8-Aug-46	2016	1.11	52,507	(1)(2)
C158	23-Feb-47	2017	2.00	112,515	(1)(2)
C120	14-Oct-50	2010	3.15	75,010	(1)(2)
C128	25-Jun-52	2012	2.78	75,010	(1)(2)

				2,404,821

Euro Issues swapped to Canadian Dollars:
C113	29-Mar-30	2010	4.00	(112,515)	(1)(2)
C148	24-Mar-31	2016	1.281	(303,041)	(1)(2)
C142	11-Jun-35	2015	1.39	(48,006)	(1)(2)
C146	11-Dec-35	2015	1.86	(87,012)	(1)(2)
H063	28-Jan-39	2019	1.72	(45,006)	(1)(2)
C154	25-Jun-39	2016	2.75	(60,008)	(1)(2)
C143	25-Jun-40	2015	1.77	(705,094)	(1)(2)
S002	31-Oct-40	2011	3.24	(60,008)	(1)(2)
C147	25-Feb-41	2016	1.74	(127,517)	(1)(2)
H062	25-Jun-41	2016	1.95	(67,509)	(1)(2)
C151	25-Jun-41	2016	1.50	(427,557)	(1)(2)
H057	17-Nov-42	2012	2.67	(46,506)	(1)(2)
C152	8-Aug-46	2016	1.11	(52,507)	(1)	(2)
C158	23-Feb-47	2017	2.00	(112,515)	(1)	(2)
C120	14-Oct-50	2010	3.15	(75,010)	(1)	(2)
C128	25-Jun-52	2012	2.78	(75,010)	(1)	(2)

				(2,404,821)

Total Euros				0

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(E) Payable in Hong Kong Dollars:
C150	19-May-21	2016	1.78	62,123	(1)	(2)
C155	28-Nov-28	2016	2.57	182,114	(1)	(2)

				244,237

Hong Kong Dollar Issues Swapped to Canadian Dollars:
C150	19-May-21	2016	1.78	(62,123)	(1)	(2)
C155	28-Nov-28	2016	2.57	(182,114)	(1)	(2)

				(244,237)

Total Hong Kong Dollars				0

(F) Payable in Japanese Yen:
C149	27-Apr-46	2016	0.80	60,300	(1)	(2)
C153	30-Aug-46	2016	0.70	72,360	(1)	(2)
C156	5-Dec-46	2016	0.70	60,300	(1)	(2)

				192,960

Japanese Yen Issues swapped to Canadian Dollars:
C149	27-Apr-46	2016	0.80	(60,300)	(1)	(2)
C153	30-Aug-46	2016	0.70	(72,360)	(1)	(2)
C156	5-Dec-46	2016	0.70	(60,300)	(1)	(2)

				(192,960)

Total Japanese Yen				0

(G) Payable in New Zealand Dollars:
C164	19-Jul-28	2018	3.606	35,486	(1)	(2)
C165	19-Jul-29	2018	3.687	35,486	(1)	(2)

				70,972

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
New Zealand Dollar Issues Swapped to Canadian Dollars:
C164	19-Jul-28	2018	3.606	(35,486)	(1)	(2)
C165	19-Jul-29	2018	3.687	(35,486)	(1)	(2)

				(70,972)

Total New Zealand Dollars				0

(H) Payable in U.K. Pound Sterling:
C159	15-Dec-21	2017	0.75	609,630	(1)	(2)
C166	15-Dec-22	2019	1.50	566,085	(1)	(2)

				1,175,715

U.K. Pound Sterling Issues Swapped to Canadian Dollars:
C159	15-Dec-21	2017	0.75	(609,630)	(1)	(2)
C166	15-Dec-22	2019	1.50	(566,085)	(1)	(2)

				(1,175,715)

Total U.K. Pound Sterling				0

(I) Payable in Swiss Francs:
C167	15-Mar-29	2019	Floating	335,525	(1)	(2)
C168	15-Mar-39	2019	Floating	201,315	(1)	(2)

				536,840

Swiss Franc Issues Swapped to Canadian Dollars:
C167	15-Mar-29	2019	Floating	(335,525)	(1)	(2)
C168	15-Mar-39	2019	Floating	(201,315)	(1)	(2)

				(536,840)

Total Swiss Francs				0

Builder Bonds (Payable in Canadian Dollars)
BB # 14	15-Jun-19	2014	Floating	1,916		(6)
	15-Jun-19	2014	Fixed	1,353		(1)
	15-Jun-19	2014	Fixed	471		(1)
BB # 15	15-Jun-20	2015	Floating	405		(6)
	15-Jun-20	2015	Fixed	453		(1)
	15-Jun-20	2015	Fixed	90		(1)

				4,689

Total Bonds and Debentures				47,807,009

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
Canadian Pension Plan (Payable in Canadian Dollars)
CPP237	1-May-19	1999	5.67	14,639	(9)
CPPIB-001-MTN	7-Aug-37	2007	5.04	81,158	(1)
CPPIB-002-MTN	1-Dec-38	2009	4.67	102,577	(1)
CPPIB-003-MTN	3-Dec-40	2010	4.38	115,790	(1)
CPPIB-004-MTN	16-Jan-42	2012	3.42	104,459	(1)
CPPIB-005-MTN	3-Jul-42	2012	3.33	73,373	(1)

				491,996

Health Care Facilities				13,199

Province of Manitoba Promissory Notes				0

Immigrant Investor Program (IIP)	2016-2022	Various		24,219

Treasury Bills Payable in CAD	Various	Various		1,950,000

Total Borrowings				50,286,423

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2019

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref.
				(In thousands of dollars)
BORROWINGS OF SELF-SUPPORTING UTILITIES:
The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
Series 1	15-Jun-92	1989	Matured	$72
Series 2	15-Jun-93	1990	Matured	15
Series 3	15-Jun-96	1991	Matured	105
Series 4	15-Jun-97	1992	Matured	341
Series 5	15-Jun-01	1996	Matured	389
Series 6	15-Jun-02	1997	Matured	46
	15-Jun-00	1997	Matured	126
	15-Jun-02	1997	Matured	92

				1,186

Manitoba Hydro Promissory Notes				0
City of Winnipeg Hydro Bonds				60,000	(1)

Total Self-Supporting Guaranteed Debt				61,186

References:

1.	Non-callable/redeemable.
2.	All or part swapped to Canadian dollars.
3.	All or part swapped to U.S. dollars.
4.	Callable as per terms.
5.	Extendable as per terms.
6.	Redeemable at holder’s option, prior to maturity.
7.	91-day Treasury Bills issued by tender in the amount of $125,000,000 weekly.
8.	The Province has only guaranteed the principal portion of the issue.
9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.
10.	Putable at the holder’s option.

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31,

	2015	2016	2017	2018	2019
	(In millions of dollars)
Revenues
Domestic
Electric	$1,424	$1,399	$1,419	$1,464	$1,707
Gas	427	353	342	343	365
Extraprovincial	384	415	460	437	430
Other	81	91	106	86	74

	2,316	2,258	2,327	2,330	2,576

Expenses
Cost of gas sold	266	181	183	196	212
Finance expense	551	620	645	641	778
Operating and administrative	614	614	608	586	576
Depreciation and amortization	378	394	402	430	496
Water rentals and assessments	125	126	131	126	113
Fuel and power purchased	129	117	132	130	136
Capital and other taxes	115	123	135	146	155
Other expenses	77	114	104	548	130
Finance income	(26)	(23)	(17)	(23)	(31)

	2,229	2,266	2,323	2,780	2,565

Net income (loss) before net movement in regulatory balances	87	(8)	4	(450)	11

Net movement in regulatory balances	38	47	55	479	107

Net Income	$125	$39	$59	$29	$118

Net income (loss) attributable to:
Manitoba Hydro	$136	$49	$71	$37	$121
Non-controlling interests	(11)	(10)	(12)	(8)	(3)

	$125	$39	$59	$29	$118

Note: The financial information for the fiscal years 2015-2019 was prepared using IFRS.

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED BALANCE SHEET

AS AT MARCH 31,

	2018	2019
	(In millions of dollars)
ASSETS
Current Assets
Cash and cash equivalents	$642	$900
Accounts receivable and accrued revenue	428	438
Prepaid expenses	39	33
Inventory	112	99

	1,221	1,470

	21,979	23,627
Property, Plant and Equipment
Non-Current Assets
Sinking fund investments	-	-
Goodwill	107	107
Intangible assets	408	615
Loans and other receivables	410	480

	925	1,202

Total assets before regulatory deferral balance	24,125	26,299
Regulatory deferral balance	1,044	1,132

	$25,169	$27,431

LIABILITIES AND RETAINED EARNINGS
Current Liabilities
Current portion of long-term debt	$1,000	$249
Accounts payable and accrued liabilities	742	534
Notes payable	50	-
Other liabilities	162	112
Accrued interest	126	127

	2,080	1,022

Long-Term Debt	18,200	21,303
Non-Current Liabilities
Other long-term liabilities	623	595
Employee future benefits	908	1,015
Deferred revenue	769	522
Provisions	60	54

	2,360	2,186

Total liabilities	22,640	24,511
Equity
Retained earnings	2,936	3,042
Accumulated other comprehensive loss	(688)	(781)

Equity attributable to Manitoba Hydro	2,248	2,261
Non-controlling interests	205	254

Total equity	2,453	2,515

Total liabilities and equity before regulatory deferral balance	25,093	27,026
Regulatory deferral balance	76	405

	$25,169	$27,431

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31,

	2018	2019
	(In millions of dollars)
Operating Activities
Net Income	$29	$118
Add back:
Depreciation and amortization	430	496
Finance Expense	641	778
Net movement impacts on depreciation, amortization and finance expense	11	(32)
Finance Income	(23)	(31)
Adjustments for non-cash items	(24)	(16)
Adjustments for changes in non-cash working capital accounts:
Accounts receivable and accrued revenue	(43)	(7)
Prepaid expenses	85	6
Accounts payable and accrued liabilities	(339)	(210)
Other	28	45
Interest received	9	14
Interest paid	(913)	(995)

	(109)	116

Investing Activities
Additions to property, plant and equipment	(2,652)	(1,864)
Additions to intangible assets	(137)	(220)
Additions to regulatory deferral balances	(104)	(149)
Contributions received	199	29
Cash paid to the City of Winnipeg	(16)	(16)
Cash paid for mitigation obligations	(30)	(14)
Cash paid for major development obligations	(15)	(15)
Other	(8)	(3)

	(2,763)	(2,152)

Financing Activities
Proceeds from long-term debt	3,400	3,527
Retirement of long-term debt	(582)	(1,233)
Repayment from / (advances to) external entities	(44)	(52)
Proceeds from partnership issuances	44	52
Proceeds from short-term borrowings	50	(50)
Sinking fund investment withdrawals	165	193
Sinking fund investment purchases	(165)	(193)

	2,868	2,244

Net decrease in cash and cash equivalents	(4)	258
Cash and cash equivalents, beginning of year	646	642

Cash and cash equivalents, end of year	$642	$900

V. THE MANITOBA HYDRO — ELECTRIC BOARD

Consolidated Statement of Comprehensive Income

FOR THE YEAR ENDED MARCH 31,

	2018	2019
	(In millions of dollars)
Net Income	$29	$118
Other comprehensive income (loss)
Items that will not be reclassified to income
Net experience gains (losses) on pensions	(58)	(75)
Items that will be reclassified to income
Cash flow hedges – unrealized foreign exchange losses on debt	57	(47)
Items that have been reclassified to income
Cash flow hedges – realized foreign exchange losses (gains) on debt	22	29

	21	(93)

Comprehensive Income (Loss)	$50	$25

Comprehensive income (loss) attributable to:
Manitoba Hydro	$58	$28
Non-controlling interests	(8)	(3)

	$50	$25

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED MARCH 31, 2019

	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Manitoba Hydro	Non-Controlling Interests	Total Equity
	(In millions of dollars)

Balance as at April 1, 2018	$2,899	$(709)	$2,190	$170	$2,360

Net income (loss)	37	-	37	(8)	29
Other comprehensive loss	-	21	21	-	21

Comprehensive income (loss)	37	21	58	(8)	50
Change in ownership interest	-	-	-	43	43

Balance as at March 31, 2018	2,936	(688)	2,248	205	2,453

Net income (loss)	121	-	121	(3)	118
Other comprehensive income	-	(93)	(93)	-	(93)

Comprehensive income (loss)	121	(93)	28	(3)	25
Change in ownership interest	-	-	-	52	52
Adjustment for the adoption of new accounting policy	(15)	-	(15)	-	(15)

Balance as at March 31, 2019	$3,042	$(781)	$2,261	$254	$2,515

VI. SUMMARY FINANCIAL STATEMENTS

AUDITOR GENERAL OF MANITOBA – AUDIT OPINION

FOR THE YEAR ENDED MARCH 31, 2019

The Office of the Auditor General of Manitoba qualified its Audit Opinion on Manitoba’s March 31, 2019 Summary Financial Statements. The Audit Report identified two specific issues leading to the qualification. These issues relate to points of disagreement between the Auditor General and the Government of Manitoba.

The first disagreement related to the Government’s removal of the Workers Compensation Board (WCB) from the Government Reporting Entity (GRE), on the basis that the Government does not “control” the WCB, which had the effect of increasing revenue by $53 million in 2018/19 and reducing revenue by $82 million in 2017/18.

The Auditor’s rationale for the qualification on this point, as excerpted from the Auditor’s Report, was as follows:

Exclusion of Workers Compensation Board from the summary financial statements – “The Province has not included the financial position and results of operations of the WCB in the summary financial statements for the years ended March 31, 2019 and March 31, 2018. In my opinion, the WCB is controlled by the Province, based on the definition of control in PSAS, and should be recorded in the summary financial statements for the years ended March 31, 2019 and March 31, 2018. In this respect, the summary financial statements are not in accordance with PSAS, which requires the financial position and results of operations of controlled entities to be consolidated in the summary financial statements.”

In response to the qualification respecting this issue, the Provincial Controller made the following comments:

The Department performed a jurisdictional scan and found that Manitoba and Saskatchewan are the only jurisdictions in Canada that consolidate their equivalent of the WCB, despite the similarities in legislation. Based on the age of the previous assessment, which was made in 2005, and the fact that Manitoba was an outlier, an updated control assessment was made by the department. Our updated analysis indicated the “government’s had no ongoing access to the assets of the organization, and the ability to direct the ongoing use of those assets”. We discovered that what we previously viewed as a persuasive indicator (that the Lieutenant Governor in Council appoints the board; two thirds of the board are nominees of the employers and employees) was not considered by other provinces to be a persuasive indicator of control. In fiscal 2018/19 and 2017/18, we removed the WCB from Manitoba’s GRE based on these findings. The prior inclusion of the WCB was an error that required a correction through a restatement of past financial statements.

The OAG report also discusses the regulatory environment of the WCB. Under section 68 (1) of the WCB Act, the WCB directors may make regulations concerning minimum annual earnings, deductions, benefits, and benefit programs. As per PSAS, a government’s ability to regulate an organization does not, in and of itself, constitute control. Government may establish the regulatory environment in an industry or sector within which organizations operate and impose conditions or sanctions on their operations. The governing bodies of those regulated organizations make independent decisions within the regulatory framework. The government regulates safety and health at all workplaces in Manitoba but does not consolidate them into the Province’s Summary Financial Statements. There are many other examples such as daycare facilities and child welfare agencies that are regulated but not controlled.

Further, there are no recommendations in the standards that would prohibit the government from reviewing the entities that are in the GRE. In fact, the Province has added multiple entities into the GRE over prior years and the OAG has agreed with those additions. Not restating the financial statements impairs the fairness and comparability of prior periods. The correction of the error is reported retroactively, as we have done. After the error was discovered in 2017/18, the financial statements of prior periods were restated in accordance with PSAS. Our conclusion was that our assessment of control over the WCB needed to be revised, to produce reliable and relevant results for the public, creditors and other stakeholders.

The second disagreement related to the Government’s exclusion of the financial position and operating results of Manitoba’s Agricultural Service Corporation’s (MASC) Production Insurance Trust and the Hail Insurance Trust in the summary financial statements, which had the effect of increasing the annual deficit by $225 million in 2018/19 and $265 million in 2017/18.

The Auditor’s rationale for the qualification on this point, as excerpted from the Auditor’s Report, was as follows:

Failure to recognize controlled assets – “The Province has not included the financial position and results of operations of the Manitoba Agricultural Services Corporation’s (MASC) Production Insurance Trust and the Hail Insurance Trust (the Trusts) in the summary financial statements for the years ended March 31, 2019 and March 31, 2018. In my opinion, the Trusts are assets under the control of the Province, and the financial position and results of operations should be recorded in the summary financial statements for the years ended March 31, 2019 and March 31, 2018. In this respect, the summary financial statements are not in accordance with PSAS, which require that the Province account for all assets under its control.”

In response to the qualification respecting this issue, the Provincial Controller made the following comments:

In fiscal 2018/19 the Province established that the Trusts do not meet the standard for control because MASC cannot deny or regulate access to the benefits by others. In addition, the Province established the distinction between the externally restricted funds held in MASC’s reserve and trust funds administered on behalf of the beneficiaries. The reserve is controlled by MASC and the Trusts are not because MASC cannot deny or regulate the benefits once they are transferred to the trusts.

Once the funds are transferred from the reserves to the Trusts, the obligations are to the participants. The indemnities have to be paid out by MASC the trustee in accordance with the agreement. The funds in the Trusts can no longer revert to MASC the corporation even if the insurance programs are ended. In the event that the agreement is changed and a new trustee is named to replace MASC, the trust funds do not revert back to MASC. All beneficiaries with eligible indemnity claims have claims on the Trusts through their insurance contracts and the trust agreements. MASC the trustee merely administers the claims in accordance with the trust agreements and insurance contracts.